Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Financial Statements

September 30, 2012 and 2011

KB Financial Group Inc. and Subsidiaries

Index

September 30, 2012 and 2011

Page(s)

Report on Review of Interim Financial statements	1~2

Interim Consolidated Financial Statements

Interim Consolidated Statements of Financial Position	3

Interim Consolidated Statements of Comprehensive Income	4~5

Interim Consolidated Statements of Changes in Equity	6

Interim Consolidated Statements of Cash Flows	7

Notes to interim Consolidated Financial Statements	8~185

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of consolidated statement of financial position of the Group as of September 30, 2012, and the related consolidated statements of comprehensive income for three-month and the nine-month periods ended September 30, 2012 and 2011, and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2012 and 2011, a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the K-IFRS 1034.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2012. These financial statements are not included in this review report. The consolidated statement of financial position as of December 31, 2011, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2011.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

November 27, 2012

This report is effective as of November 27, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

September 30, 2012 and December 31, 2011

(in millions of Korean won)	Notes	September 30, 2012		December 31, 2011

Assets
Cash and due from financial institutions	4,6,7,8,40	~~W~~	12,638,278	~~W~~	9,178,125
Financial assets at fair value through profit or loss	4,6,8,12		6,450,694		6,326,104
Derivative financial assets	4,6,9		2,162,642		2,448,455
Loans	4,6,8,10,11,42		217,309,389		212,107,027
Financial investments	4,6,8,12		36,572,343		35,432,182
Investments in associates	13		1,022,041		892,132
Property and equipment	14		3,122,669		3,186,020
Investment property	14		52,762		51,552
Intangible assets	15		537,563		468,441
Deferred income tax assets	16,34		21,688		22,329
Assets held for sale	18		7,054		9,931
Other assets	4,6,17		11,319,586		7,478,519

Total assets		~~W~~	291,216,709	~~W~~	277,600,817

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	~~W~~	1,721,677	~~W~~	1,388,079
Derivative financial liabilities	4,6,9		1,957,941		2,059,573
Deposits	4,6,20		197,215,532		190,337,590
Debts	4,6,21		19,742,681		16,823,838
Debentures	4,6,22,42		23,893,481		27,069,879
Provisions	23		694,002		797,739
Defined benefit liabilities	24		265,556		128,488
Current income tax liabilities	34		260,086		588,825
Deferred income tax liabilities	16,34		207,757		220,842
Other liabilities	4,6,25		20,650,021		15,086,169

Total liabilities			266,608,734		254,501,022

Equity
Share capital			1,931,758		1,931,758
Capital surplus			15,840,300		15,841,824
Accumulated other comprehensive income	36		400,657		191,642
Retained earnings			6,235,325		4,952,751

Equity attributable to shareholders of the parent company	26		24,408,040		22,917,975
Non-controlling interests			199,935		181,820

Total equity			24,607,975		23,099,795

Total liabilities and equity		~~W~~	291,216,709	~~W~~	277,600,817

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-month and Nine-month Periods Ended September 30, 2012 and 2011

(In millions of Korean won, except per share amounts)	Notes	2012				2011
		Three months		Nine months		Three months		Nine months

Interest income		~~W~~	3,555,809	~~W~~	10,733,476	~~W~~	3,593,646	~~W~~	10,297,805
Interest expense			(1,775,883)		(5,368,859)		(1,781,626)		(5,051,582)

Net interest income	5,27		1,779,926		5,364,617		1,812,020		5,246,223

Fee and commission income			719,607		2,098,485		678,169		2,132,820
Fee and commission expense			(292,278)		(900,669)		(278,763)		(740,677)

Net fee and commission income	5,28		427,329		1,197,816		399,406		1,392,143

Net gains(losses) on financial assets/liabilities at fair value through profit or loss	5,29		208,436		705,690		105,519		710,531

Net other operating expenses	5,30		(462,337)		(1,047,572)		(274,067)		(531,854)

Employee compensation and benefits	24,31		(522,762)		(1,407,720)		(448,688)		(1,344,273)
Depreciation and amortization	5,14,15		(81,765)		(235,699)		(88,903)		(241,908)
Other general and administrative expenses	32		(436,295)		(1,363,128)		(429,639)		(1,261,383)

General and administrative expenses			(1,040,822)		(3,006,547)		(967,230)		(2,847,564)

Operating profit before provision for credit losses			912,532		3,214,004		1,075,648		3,969,479

Provision for credit losses	5,11,17,23		(375,735)		(1,129,613)		(288,162)		(1,006,225)

Net operating profit			536,797		2,084,391		787,486		2,963,254

Share of profit of associates	5,13		4,813		20,793		9,990		11,034
Net other non-operating expense	33		(30,764)		(58,041)		(14,726)		(89,426)

			(25,951)		(37,248)		(4,736)		(78,392)

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-month and Nine-month Periods Ended September 30, 2012 and 2011

(In millions of Korean won, except per share amounts)	Notes	2012				2011
		Three months		Nine months		Three months		Nine months

Profit before income tax	5		510,846		2,047,143		782,750		2,884,862

Income tax expense	34		(101,777)		(482,044)		(192,019)		(683,793)

Profit for the period			409,069		1,565,099		590,731		2,201,069

Exchange differences on translating foreign operations			(6,255)		(6,315)		21,617		11,375
Change in value of financial investments			241,688		260,510		(128,452)		(190,857)
Shares of other comprehensive income of associates			(16,643)		(21,124)		35,248		13,589
Cash flow hedges			(5,342)		(3,280)		(8,861)		(8,861)

Other comprehensive income(loss) for the period, net of tax			213,448		229,791		(80,448)		(174,754)

Total comprehensive income for the period		~~W~~	622,517	~~W~~	1,794,890	~~W~~	510,283	~~W~~	2,026,315

Profit attributable to:
Shareholders of the parent company		~~W~~	410,103	~~W~~	1,560,747	~~W~~	579,072	~~W~~	2,153,957
Non-controlling interests			(1,034)		4,352		11,659		47,112

		~~W~~	409,069	~~W~~	1,565,099	~~W~~	590,731	~~W~~	2,201,069

Total comprehensive income attributable to:
Shareholders of the parent company		~~W~~	605,564	~~W~~	1,769,762	~~W~~	501,506	~~W~~	1,982,008
Non-controlling interests			16,953		25,128		8,777		44,307

		~~W~~	622,517	~~W~~	1,794,890	~~W~~	510,283	~~W~~	2,026,315

Earnings per share	37
Basic earnings per share		~~W~~	1,061	~~W~~	4,040	~~W~~	1,509	~~W~~	5,969
Diluted earnings per share			1,059		4,029		1,507		5,957

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Nine-month Periods Ended September 30, 2012 and 2011

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Share		Non-controlling Interests		Total Equity

Balance at January 1, 2011	~~W~~	1,931,758	~~W~~	15,990,278	~~W~~	430,572	~~W~~	2,620,888	~~W~~	(2,476,809)	~~W~~	1,169,243	~~W~~	19,665,930

Comprehensive income
Profit for the period		—		—		—		2,153,957		—		47,112		2,201,069
Exchange differences on translating foreign operations		—		—		11,074		—		—		301		11,375
Change in value of financial investments		—		—		(187,751)		—		—		(3,106)		(190,857)
Shares of other comprehensive income of associates		—		—		13,589		—		—		—		13,589
Cash flow hedges		—		—		(8,861)		—		—		—		(8,861)

Total comprehensive income(loss)		—		—		(171,949)		2,153,957		—		44,307		2,026,315

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(41,163)		—		—		(41,163)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(37,515)		(37,515)
Redemption of hybrid capital instruments		—		—		—		—		—		(400,000)		(400,000)
Disposal of treasury shares		—		(148,060)		—		—		2,476,809		—		2,328,749

Total transactions with shareholders		—		(148,060)		—		(41,163)		2,476,809		(437,515)		1,850,071

Balance at September 30, 2011	~~W~~	1,931,758	~~W~~	15,842,218	~~W~~	258,623	~~W~~	4,733,682	~~W~~	—	~~W~~	776,035	~~W~~	23,542,316

Balance at January 1, 2012	~~W~~	1,931,758	~~W~~	15,841,824	~~W~~	191,642	~~W~~	4,952,751	~~W~~	—	~~W~~	181,820	~~W~~	23,099,795

Comprehensive income
Profit for the period		—		—		—		1,560,747		—		4,352		1,565,099
Exchange differences on translating foreign operations		—		—		(6,279)		—		—		(36)		(6,315)
Change in value of financial investments		—		—		239,698		—		—		20,812		260,510
Shares of other comprehensive income of associates		—		—		(21,124)		—		—		—		(21,124)
Cash flow hedges		—		—		(3,280)		—		—		—		(3,280)

Total comprehensive income		—		—		209,015		1,560,747		—		25,128		1,794,890

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(278,173)		—		—		(278,173)
Others		—		(1,524)		—		—		—		(7,013)		(8,537)

Total transactions with shareholders		—		(1,524)		—		(278,173)		—		(7,013)		(286,710)

Balance at September 30, 2012	~~W~~	1,931,758	~~W~~	15,840,300	~~W~~	400,657	~~W~~	6,235,325	~~W~~	—	~~W~~	199,935	~~W~~	24,607,975

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Nine-month Periods Ended September 30, 2012 and 2011

		Nine-Month Period Ended September 30
(in millions of Korean won)	Note	2012		2011

Cash flows from operating activities
Profit for the period		~~W~~	1,565,099	~~W~~	2,201,069

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			(256,893)		(242,733)
Net loss(gain) on derivative financial instruments for hedging purposes			(12,548)		(114,678)
Adjustment of fair value of derivative financial instruments			(62,402)		5,514
Provision for credit loss			1,129,613		1,006,225
Net loss(gain) on financial investments			77,772		(390,947)
Share of profit of associates			(20,793)		(10,831)
Depreciation and amortization expense			235,906		242,019
Other net losses on property and equipment/intangible assets			363		2,601
Share-based payments(reversal)			12,191		(9,343)
Policy reserve appropriation			1,142,797		433,522
Post-employment benefits			194,984		112,984
Net interest income			160,260		(71,749)
Loss on foreign currency translation			61,347		203,395
Other expenses(income)			32,444		130,711

			2,695,041		1,296,690

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			12,303		(2,218,603)
Derivative financial instruments			226,189		293,822
Loans			(6,231,479)		(14,211,637)
Deferred income tax assets			579		(15,787)
Other assets			(3,841,819)		(2,585,935)
Financial liabilities at fair value through profit or loss			199,282		240,191
Deposits			4,321,351		7,806,296
Deferred income tax liabilities			(89,739)		(40,062)
Other liabilities			3,976,298		2,500,393

			(1,427,035)		(8,231,322)

Net cash generated from (used in) operating activities			2,833,105		(4,733,563)

Cash flows from investing activities
Disposal of financial investments			18,237,969		14,916,361
Acquisition of financial investments			(19,141,786)		(14,735,232)
Decrease in investments in associates			15,430		10,759
Acquisition of investments in associates			(145,445)		(118,480)
Disposal of property and equipment			10,540		149
Acquisition of property and equipment			(96,654)		(170,883)
Disposal of intangible assets			4,235		17,606
Acquisition of intangible assets			(52,709)		(63,467)
Business combination, net of cash acquired			40,575		—
Others			368,451		921,198

Net cash provided by (used in) investing activities			(759,394)		778,011

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			43,465		32,892
Net increase in debts			2,945,529		4,682,946
Increase in debentures			7,393,714		7,190,800
Decrease in debentures			(10,684,074)		(8,535,839)
Disposal of treasury shares			—		2,281,663
Redemption of hybrid capital instruments			—		(400,000)
Dividends paid to holders of hybrid capital instruments			—		(37,589)
Dividends paid to shareholders of the parent company			(278,173)		(41,163)
Others			34,634		(51,972)

Net cash provided by (used in) financing activities			(544,905)		5,121,738

Effect of exchange rate changes on cash and cash equivalents			11,348		29,503

Net increase in cash and cash equivalents			1,540,154		1,195,689
Cash and cash equivalents at the beginning of the period	40		4,740,804		3,266,415

Cash and cash equivalents at the end of the period	40	~~W~~	6,280,958	~~W~~	4,462,104

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012.

The Parent Company’s share capital as of September 30, 2012, is ~~W~~1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Group’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean-IFRS(“K-IFRS”). These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea. The transition date, according to K-IFRS 1101, from the previous accounting principles generally accepted in the Republic of Korea (“Previous K-GAAP”) to K-IFRS is January 1, 2010.

The Group’s interim consolidated financial statements as of and for the nine-month period ended September 30, 2012, had been prepared in accordance with K-IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the K-IFRS which is effective as of September 30, 2012.

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2012, and not early adopted by the Group are as follows:

Amendments to K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, the corridor approach for actuarial gains and losses is not allowed anymore, accordingly, the actuarial gains and losses are recognized in other comprehensive income immediately. Past service costs incurred under changes of plans are recognized immediately, and the amendment replaces the interest cost on the defined benefit obligation, and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. This amendment is effective for the Group as of January 1, 2013. The Group is assessing the impact of application of the amended K-IFRS 1019 on its consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 is effective for the Group as of January 1, 2013, and the Group expects that the enactment would not have a material impact on the consolidated financial statements of the Group.

Amendments to K-IFRS 1001, Presentation of Financial Statements

K-IFRS 1001 was amended to present the operating income or loss as an amount of sales net of cost of sales, and selling and administrative expenses in the statement of comprehensive income. It also describes that an entity can present operating income or loss to include other profits or losses as reflected in entity-specific measure of its operating performance (under the name ‘adjusted operating income or loss’ or another if appropriate) in the notes. The effective date of the amendment is December 31, 2012, and the amendment is required to be applied for annual periods ending on or after the effective date, with early adoption permitted. The Group expects that the amendment would not have a material impact on the consolidated financial statements of the Group.

According to the amendments to K-IFRS 1001, it is required to group items presented in other comprehensive income on the basis of whether potentially reclassify to profit or loss subsequently. This amendment is effective for the Group as of July 1, 2012 and earlier application is permitted. The Group expects that the amendment would not have a material impact on the consolidated financial statements of the Group.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. Refer to Note 3.2.1 and 3.2.2.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

2.4.4 Defined benefit obligation

The present value of defined benefit obligations is measured by independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, and discount rate, amongst others.

2.4.5 Income tax expense for the interim period

Income tax expense for the interim period is measured by expected average annual income tax rate applied on expected total annual income.

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

The Group has established various special purpose entities (“SPE”s). Such SPEs are consolidated when the risks and rewards and substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. These SPEs controlled by the Group are established with predetermined activities, so that the Group has the rights to obtain the majority of the benefits of the activities of the SPEs and may be exposed to risks incident to the activities of the SPEs. The Group retains the majority of the residual or ownership risks related to such SPE or its assets in order to obtain the benefits from its activities.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions, transactions with owners in their capacity as owners. The carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the parent.

If the Group loses control of a subsidiary, the Group recognizes any investment retained in the former subsidiary at its fair value at the date when control is lost and any resulting difference as a gain or loss in profit or loss attributable to the Group. The fair value of any investment retained in that subsidiary shall be regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity. And the Group shall account for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the Group loses control of the subsidiary.

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and investee are eliminated to the extent of the Group’s interest in investee.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘Share of profit or loss of associates’ in the statements of comprehensive income.

3.1.3 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.4 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, or loans and receivables. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received).

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•

A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as available-for-sale financial assets includes a significant or prolonged decline in the fair value below its cost.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount. The amount of the loss is recognized in profit or loss as part of other operating income and expenses.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates, currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or an unrecognized firm commitments (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are classified as financial instruments held for trading and are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using effective interest method.

3.7.3 Cash flow hedges

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

3.7.5 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

3.8 Property and equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4~5 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	4~5 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Group’s opening K-IFRS statement of financial position is stated at its carrying amount prior to the date of transition under the previous K-GAAP.

Goodwill acquired in business combinations after the transition date is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not depreciated and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible asset, such as goodwill and trade name, is not recognized as an asset but expensed as incurred.

3.11 Leases (the Group as lessee)

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Insurance Contracts

KB Life Insurance Co., Ltd., one of the subsidiaries of the Group, issues insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

The following table lists numbers of currently available and discontinued insurance products as of September 30, 2012:

Type	Available	Discontinued	Total
Individual annuity	—	9	9
General annuity	7	21	28
Other pure endowment	—	3	3
Pure protection insurance	13	24	37
Other protection insurance	—	28	28
Joint insurance	7	33	40
Group protection insurance	2	5	7
Group savings insurance	—	1	1

	29	124	153

3.15.1 Insurance premiums

The Group recognizes collected premiums as revenue when a due date of collection of premiums from insurance contracts comes and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.15.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting date.

Reserve for outstanding claims

A reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.15.3 Liability adequacy test

The Group assesses at each reporting date whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with K-IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.15.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. The amortization of acquisition costs shall be carried out over a period of seven years, if the premium payment period or the period are charged acquisition costs exceeds seven years; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.16 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.17 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue

3.18 Equity instrument issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

3.18.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.18.2 Hybrid capital instruments

The Group classifies issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid capital instruments where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

3.18.3 Treasury shares

If entities of the Group reacquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.19 Revenue recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

3.19.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

3.20 Employee compensation and benefits

3.20.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Group introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determined that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.20.4 Termination benefits

Termination benefits are employee benefits payable as a result of either the Group’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Group recognizes termination benefits as a liability and an expense when, and only when, the Group is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Group is demonstrably committed to a termination when, and only when, the Group has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the end of the reporting period, they are discounted using the appropriate discount rate.

3.21 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

3.21.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

3.21.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 1037. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 1037. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities, while tax benefits are recognized only when the tax refund is virtually certain.

The Group classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.22 Earnings per share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

3.23 Operating Segments

Operating segments are components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Department

The Risk Management Department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- statement of financial position and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limit. In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to industry and borrowers.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy.

For Kookmin Bank which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for all of loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit line, measuring the credit risk economic capital, adjusting credit limit, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011

Due from financial institutions	~~W~~	9,982,953	~~W~~	6,556,027
Financial assets held for trading[1]		4,952,726		5,205,149
Financial assets designated at fair value through profit or loss		405,462		574,687
Available-for-sale financial assets		21,789,528		19,734,531
Held-to-maturity financial assets		11,979,487		13,055,158
Loans		217,309,389		212,107,027
Derivatives		2,162,642		2,448,455
Other financial assets		10,113,927		6,409,905
Acceptances and guarantees contracts		10,303,471		11,542,684
Financial guarantee contracts		1,462,381		945,167
Commitments		95,195,259		91,743,942

	~~W~~	385,657,225	~~W~~	370,322,732

[1]	Financial instrument indexed to the price of gold amounting to ~~W~~ 39,257 million and ~~W~~ 28,625 million as of September 30, 2012 and December 31, 2011, respectively, are included.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Group does not recognize expected losses as a result of future events. The Group measure inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Loans are categorized as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Retail			Corporate			Credit card			Total
Loans	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	100,898,590	97.04	~~W~~	101,998,561	96.92	~~W~~	11,050,759	95.21	~~W~~	213,947,910	96.89
Past due but not impaired		1,715,942	1.65		458,486	0.44		460,247	3.97		2,634,675	1.19
Impaired		1,363,938	1.31		2,781,611	2.64		95,292	0.82		4,240,841	1.92

		103,978,470	100.00		105,238,658	100.00		11,606,298	100.00		220,823,426	100.00

Allowances[1]		(729,557)	0.70		(2,467,648)	2.34		(316,832)	2.73		(3,514,037)	1.59

Carrying amount	~~W~~	103,248,913		~~W~~	102,771,010		~~W~~	11,289,466		~~W~~	217,309,389

(In millions of Korean won)
	Dec. 31, 2011
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	101,217,550	97.40	~~W~~	96,553,423	97.33	~~W~~	11,945,631	96.17	~~W~~	209,716,604	97.29
Past due but not impaired		1,646,070	1.58		359,554	0.36		368,791	2.97		2,374,415	1.10
Impaired		1,061,585	1.02		2,295,483	2.31		106,845	0.86		3,463,913	1.61

		103,925,205	100.00		99,208,460	100.00		12,421,267	100.00		215,554,932	100.00

Allowances[1]		(635,476)	0.61		(2,462,047)	2.48		(350,382)	2.82		(3,447,905)	1.60

Carrying amount	~~W~~	103,289,729		~~W~~	96,746,413		~~W~~	12,070,885		~~W~~	212,107,027

[1]	Collectively assessing allowances for loans are included because they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Retail		Corporate		Credit card		Total
Outstanding	~~W~~	83,513,612	~~W~~	39,150,821	~~W~~	5,238,565	~~W~~	127,902,998
Good		14,045,482		42,599,528		3,982,285		60,627,295
Below Normal		3,339,496		20,248,212		1,829,909		25,417,617

	~~W~~	100,898,590	~~W~~	101,998,561	~~W~~	11,050,759	~~W~~	213,947,910

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)
	Dec. 31, 2011
	Retail		Corporate		Credit card		Total
Outstanding	~~W~~	83,790,049	~~W~~	35,746,858	~~W~~	5,403,273	~~W~~	124,940,180
Good		14,532,234		39,312,628		4,378,523		58,223,385
Below Normal		2,895,267		21,493,937		2,163,835		26,553,039

	~~W~~	101,217,550	~~W~~	96,553,423	~~W~~	11,945,631	~~W~~	209,716,604

Credit quality of loans is classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Outstanding	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Good	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Below Normal	5.0 ~	9 ~ 15 grade	BB- ~ D

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	~~W~~	1,379,607	~~W~~	209,897	~~W~~	126,354	~~W~~	84	~~W~~	1,715,942
Corporate		346,054		80,903		31,529		—		458,486
Credit card		342,169		68,327		48,740		1,011		460,247

	~~W~~	2,067,830	~~W~~	359,127	~~W~~	206,623	~~W~~	1,095	~~W~~	2,634,675

(In millions of Korean won)
	Dec. 31, 2011
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	~~W~~	1,361,218	~~W~~	181,343	~~W~~	103,340	~~W~~	169	~~W~~	1,646,070
Corporate		196,591		138,817		24,146		—		359,554
Credit card		242,975		71,518		53,667		631		368,791

	~~W~~	1,800,784	~~W~~	391,678	~~W~~	181,153	~~W~~	800	~~W~~	2,374,415

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Impaired loans are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Retail		Corporate		Credit card		Total
Loans	~~W~~	1,363,938	~~W~~	2,781,611	~~W~~	95,292	~~W~~	4,240,841
Allowances
Individual assessment		—		(963,757)		—		(963,757)
Collective assessment		(490,532)		(299,694)		(57,244)		(847,470)

		(490,532)		(1,263,451)		(57,244)		(1,811,227)

	~~W~~	873,406	~~W~~	1,518,160	~~W~~	38,048	~~W~~	2,429,614

(In millions of Korean won)
	Dec. 31, 2011
	Retail		Corporate		Credit card		Total
Loans	~~W~~	1,061,585	~~W~~	2,295,483	~~W~~	106,845	~~W~~	3,463,913
Allowances
Individual assessment		—		(999,787)		—		(999,787)
Collective assessment		(397,623)		(251,790)		(68,513)		(717,926)

		(397,623)		(1,251,577)		(68,513)		(1,717,713)

	~~W~~	663,962	~~W~~	1,043,906	~~W~~	38,332	~~W~~	1,746,200

A quantification of the extent to which collaterals and other credit enhancements mitigate credit risk as of September 30, 2012 and December 31, 2011, follows:

(In millions of Korean won)
	Sep. 30, 2012
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantees	~~W~~	17,910	~~W~~	159,771	~~W~~	268,128	~~W~~	23,018,537	~~W~~	23,464,346
Deposits and savings		—		20,317		63,988		2,304,390		2,388,695
Property and equipment		1,866		7,769		1,463		1,431,330		1,442,428
Real estate		401,526		653,999		1,213,878		110,997,619		113,267,022

	~~W~~	421,302	~~W~~	841,856	~~W~~	1,547,457	~~W~~	137,751,876	~~W~~	140,562,491

(In millions of Korean won)
	Dec. 31, 2011
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantees	~~W~~	21,210	~~W~~	124,641	~~W~~	173,708	~~W~~	18,345,603	~~W~~	18,665,162
Deposits and savings		—		31,037		69,880		2,654,151		2,755,068
Property and equipment		12,648		4,717		1,671		1,067,929		1,086,965
Real estate		176,022		398,292		1,158,298		105,470,158		107,202,770

	~~W~~	209,880	~~W~~	558,687	~~W~~	1,403,557	~~W~~	127,537,841	~~W~~	129,709,965

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Securities that are neither past due nor impaired	~~W~~	39,073,707	~~W~~	38,531,825
Impaired securities		14,239		9,075

	~~W~~	39,087,946	~~W~~	38,540,900

The credit quality of securities (excluding equity securities) that are neither past due nor impaired as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	4,691,659	~~W~~	221,810	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,913,469
Financial assets designated at fair value through profit or loss		266,858		138,604		—		—		—		405,462
Available-for-sale financial assets		20,553,295		1,164,610		57,478		65		—		21,775,448
Held-to-maturity financial assets		11,979,328		—		—		—		—		11,979,328

	~~W~~	37,491,140	~~W~~	1,525,024	~~W~~	57,478	~~W~~	65	~~W~~	—	~~W~~	39,073,707

(In millions of Korean won)
	Dec. 31, 2011
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	~~W~~	5,079,469	~~W~~	88,144	~~W~~	8,911	~~W~~	—	~~W~~	—	~~W~~	5,176,524
Financial assets designated at fair value through profit or loss		238,085		336,602		—		—		—		574,687
Available-for-sale financial assets		18,458,778		1,224,835		41,911		90		—		19,725,614
Held-to-maturity financial assets		13,055,000		—		—		—		—		13,055,000

	~~W~~	36,831,332	~~W~~	1,649,581	~~W~~	50,822	~~W~~	90	~~W~~	—	~~W~~	38,531,825

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s

Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Lower than BB-	Lower than BB-	Lower than BB-	Lower than B	Lower than B	Lower than B2

Debt securities’s credit qualities denominated in Korean won are based on the lowest credit rating by three domestic credit rating agencies above, and those denominated in foreign currencies are by three foreign credit rating agencies above.

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by the country as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount

Korea	~~W~~	103,901,743	~~W~~	103,293,836	~~W~~	11,604,188	~~W~~	218,799,767	99.08	~~W~~	(3,489,735)	~~W~~	215,310,032
Europe		5		68,699		271		68,975	0.03		(569)		68,406
China		355		334,033		302		334,690	0.15		(5,543)		329,147
Japan		9,664		1,017,438		333		1,027,435	0.47		(16,109)		1,011,326
U.S.		—		405,138		538		405,676	0.18		(543)		405,133
Others		66,703		119,514		666		186,883	0.09		(1,538)		185,345

Total	~~W~~	103,978,470	~~W~~	105,238,658	~~W~~	11,606,298	~~W~~	220,823,426	100.00	~~W~~	(3,514,037)	~~W~~	217,309,389

(In millions of Korean won)
	Dec. 31, 2011
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount

Korea	~~W~~	103,855,183	~~W~~	97,298,342	~~W~~	12,420,318	~~W~~	213,573,843	99.08	~~W~~	(3,428,520)	~~W~~	210,145,323
Europe		11		69,004		110		69,125	0.03		(555)		68,570
China		434		315,375		37		315,846	0.15		(1,961)		313,885
Japan		11,914		1,014,607		301		1,026,822	0.48		(14,976)		1,011,846
U.S.		—		412,669		272		412,941	0.19		(432)		412,509
Others		57,663		98,463		229		156,355	0.07		(1,461)		154,894

Total	~~W~~	103,925,205	~~W~~	99,208,460	~~W~~	12,421,267	~~W~~	215,554,932	100.00	~~W~~	(3,447,905)	~~W~~	212,107,027

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

The details of the Group’s corporate loans by industry as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	7,421,002	7.05	~~W~~	(48,353)	~~W~~	7,372,649
Manufacturing		32,126,525	30.53		(987,031)		31,139,494
Service		39,597,099	37.63		(544,449)		39,052,650
Whole sale & Retail		15,851,375	15.06		(246,350)		15,605,025
Construction		5,338,930	5.07		(566,242)		4,772,688
Public sector		564,000	0.54		(8,716)		555,284
Others		4,339,727	4.12		(66,507)		4,273,220

	~~W~~	105,238,658	100.00	~~W~~	(2,467,648)	~~W~~	102,771,010

(In millions of Korean won)
	Dec. 31, 2011
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	5,839,148	5.89	~~W~~	(57,335)	~~W~~	5,781,813
Manufacturing		31,762,908	32.01		(852,707)		30,910,201
Service		36,305,778	36.60		(547,148)		35,758,630
Whole sale & Retail		15,639,010	15.76		(232,482)		15,406,528
Construction		5,674,858	5.72		(729,055)		4,945,803
Public sector		310,978	0.31		(5,190)		305,788
Others		3,675,780	3.71		(38,130)		3,637,650

	~~W~~	99,208,460	100.00	~~W~~	(2,462,047)	~~W~~	96,746,413

The details of the Group’s retail and credit card loans by type as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	44,571,629	38.56	~~W~~	(127,695)	~~W~~	44,443,934
General purpose		59,406,841	51.40		(601,862)		58,804,979
Credit card		11,606,298	10.04		(316,832)		11,289,466

	~~W~~	115,584,768	100.00	~~W~~	(1,046,389)	~~W~~	114,538,379

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	45,519,956	39.12	~~W~~	(96,963)	~~W~~	45,422,993
General purpose		58,405,249	50.20		(538,513)		57,866,736
Credit card		12,421,267	10.68		(350,382)		12,070,885

	~~W~~	116,346,472	100.00	~~W~~	(985,858)	~~W~~	115,360,614

The details of the Group’s securities (excluding equity securities) by industry as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	1,605,191	32.67
Banking and Insurance		2,810,285	57.20
Others		497,993	10.13

		4,913,469	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		405,462	100.00

		405,462	100.00

Available-for-sale financial assets
Government and government funded institutions		10,168,808	46.67
Banking and Insurance		8,891,713	40.81
Others		2,729,007	12.52

		21,789,528	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,839,323	82.14
Banking and Insurance		1,343,233	11.21
Others		796,931	6.65

		11,979,487	100.00

	~~W~~	39,087,946

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	1,785,624	34.49
Banking and Insurance		2,972,087	57.41
Others		418,813	8.10

		5,176,524	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		574,687	100.00

		574,687	100.00

Available-for-sale financial assets
Government and government funded institutions		8,483,273	42.99
Banking and Insurance		8,189,563	41.50
Others		3,061,695	15.51

		19,734,531	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,732,519	82.21
Banking and Insurance		1,463,937	11.21
Others		858,702	6.58

		13,055,158	100.00

	~~W~~	38,540,900

The details of the Group’s securities (excluding equity securities) by country, as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Amount		%
Financial assets held for trading
Korea	~~W~~	4,913,469	100.00

		4,913,469	100.00

Financial assets designated at fair value through profit or loss
Korea		405,462	100.00

		405,462	100.00

Available-for-sale financial assets
Korea		21,612,712	99.19
United States		175,942	0.81
Others		874	0.00

		21,789,528	100.00

Held-to-maturity financial assets
Korea		11,979,327	100.00
United States		160	0.00

		11,979,487	100.00

	~~W~~	39,087,946

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Amount		%
Financial assets held for trading
Korea	~~W~~	5,176,524	100.00

		5,176,524	100.00

Financial assets designated at fair value through profit or loss
Korea		574,687	100.00

		574,687	100.00

Available-for-sale financial assets
Korea		19,552,797	99.08
United States		180,832	0.92
Others		902	0.00

		19,734,531	100.00

Held-to-maturity financial assets
Korea		13,055,000	100.00
United States		158	0.00

		13,055,158	100.00

	~~W~~	38,540,900

Due from financial institutions, financial instruments indexed to the price of gold in financial assets held for trading and derivatives are related to the financial and insurance industries with high credit rating.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and out flow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same upon maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM(‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off- statement of financial position are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,015,010	~~W~~	430,651	~~W~~	88,056	~~W~~	70,449	~~W~~	—	~~W~~	93,858	~~W~~	6,698,024
Financial assets held for trading[2]		5,810,186		—		—		—		—		—		5,810,186
Financial assets designated at fair value through profit or loss		640,508		—		—		—		—		—		640,508
Derivatives held for trading[2]		1,981,018		—		—		—		—		—		1,981,018
Derivatives held for fair value hedging[3]		—		(3,076)		(4,701)		31,584		107,836		145,258		276,901

Loans		188,806		24,726,175		26,000,876		76,050,805		58,875,455		81,209,507		267,051,624

Available-for-sale financial assets[4]		2,387,413		851,471		1,911,499		5,283,750		12,947,376		3,728,199		27,109,708
Held-to-maturity financial assets		—		180,510		314,640		1,946,898		9,025,738		2,325,298		13,793,084
Other financial assets		27,409		7,645,493		13,400		1,866,652		6,189		8,082		9,567,225

	~~W~~	17,050,350	~~W~~	33,831,224	~~W~~	28,323,770	~~W~~	85,250,138	~~W~~	80,962,594	~~W~~	87,510,202	~~W~~	332,928,278

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Financial liabilities
Financial liabilities held for trading	~~W~~	934,928	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	934,928
Financial liabilities designated at fair value through profit or loss		786,749		—		—		—		—		—		786,749
Derivatives held for trading[2]		1,819,310		—		—		—		—		—		1,819,310
Derivatives held for fair value hedging[3]		—		1		(13,961)		39,433		130,262		2,423		158,158

Deposits[5]		64,984,654		17,491,653		28,914,046		82,414,774		8,680,190		786,299		203,271,616

Debts		315,726		6,922,215		3,411,969		6,233,736		2,635,121		628,922		20,147,689

Debentures		28,899		892,657		1,553,436		4,578,445		17,423,125		3,337,247		27,813,809

Other financial liabilities		3,956		9,880,422		19,526		71,311		276,930		5,893		10,258,038

	~~W~~	68,874,222	~~W~~	35,186,948	~~W~~	33,885,016	~~W~~	93,337,699	~~W~~	29,145,628	~~W~~	4,760,784	~~W~~	265,190,297

Off- statement of financial position items
Commitments[6]	~~W~~	95,195,259	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	95,195,259
Financial guarantee contracts[7]		1,462,381		—		—		—		—		—		1,462,381

	~~W~~	96,657,640	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	96,657,640

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)
	Dec. 31, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	4,453,019	~~W~~	303,624	~~W~~	76,508	~~W~~	89,831	~~W~~	4	~~W~~	119,097	~~W~~	5,042,083
Financial assets held for trading[2]		5,617,257		—		—		—		—		—		5,617,257
Financial assets designated at fair value through profit or loss		134,160		—		1,989		89,395		483,303		—		708,847
Derivatives held for trading[2]		2,220,314		—		—		—		—		—		2,220,314
Derivatives held for fair value hedging[3]		—		9,502		(4,709)		28,399		148,990		346,779		528,961
Loans		97,595		22,337,365		27,042,768		76,893,033		56,899,525		79,060,029		262,330,315
Available-for-sale financial assets[4]		2,240,727		1,408,252		2,604,981		4,785,474		10,153,262		4,012,911		25,205,607
Held-to-maturity financial assets		—		198,914		611,115		2,227,089		9,397,778		2,854,547		15,289,443
Other financial assets		16,079		3,933,496		2,253		1,569,281		14,548		11,487		5,547,144

	~~W~~	14,779,151	~~W~~	28,191,153	~~W~~	30,334,905	~~W~~	85,682,502	~~W~~	77,097,410	~~W~~	86,404,850	~~W~~	322,489,971

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Financial liabilities
Financial liabilities held for trading	~~W~~	550,873	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	550,873
Financial liabilities designated at fair value through profit or loss		—		—		99,894		148,688		588,624		—		837,206
Derivatives held for trading[2]		1,905,343		—		—		—		—		—		1,905,343
Derivatives held for fair value hedging[3]		—		(378)		28,613		(1,427)		129,600		6,744		163,152
Deposits[5]		62,496,734		19,301,815		27,509,188		77,736,839		8,954,242		509,831		196,508,649
Debts		365,944		2,433,558		3,377,097		7,222,927		3,278,067		605,826		17,283,419
Debentures		24,260		4,098,529		1,516,938		6,220,672		15,047,649		4,737,050		31,645,098
Other financial liabilities		—		5,488,548		20,474		24,245		187,882		122,718		5,843,867

	~~W~~	65,343,154	~~W~~	31,322,072	~~W~~	32,552,204	~~W~~	91,351,944	~~W~~	28,186,064	~~W~~	5,982,169	~~W~~	254,737,607

Off- statement of financial position items
Commitments[6]	~~W~~	91,743,942	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	91,743,942
Financial guarantee contracts[7]		794,167		—		151,000		—		—		—		945,167

	~~W~~	92,538,109	~~W~~	—	~~W~~	151,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	92,689,109

[1]	The amounts of ~~W~~5,975,257 million and ~~W~~4,177,347 million which are restricted amounts due from the financial institutions as of September 30, 2012 and December 31, 2011, respectively, are excluded.
[2]

Financial assets held for trading and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category.

[3]	Cash flows of derivative instruments held for fair value hedging are measured with net amount of cash inflows and outflows by remaining contractual maturity.
[4]

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are classified in the maturity section to which the end of restriction period belongs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

[5]	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.
[6]

Unused lines of credit within commitments are included in the ‘On demand’ category because payments can be required upon request. ABCP purchasing commitment is also categorized as ‘On demand’ due to its immediate execution when it fails to refund, although it has contractual maturity.

[7]	The financial guarantee contracts are included in the maturity section containing the earliest date when the contracts are excisable.

The contractual cash flows of derivatives held for cash flow hedging as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	~~W~~	3,233	~~W~~	4,754	~~W~~	19,590	~~W~~	367,767	~~W~~	—	~~W~~	395,344
To be paid		(3,522)		(5,743)		(25,404)		(365,073)		—		(399,742)

(In millions of Korean won)
	Dec. 31, 2011
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	~~W~~	1,139	~~W~~	2,864	~~W~~	11,690	~~W~~	371,807	~~W~~	—	~~W~~	387,500
To be paid		(1,446)		(3,380)		(14,160)		(354,042)		—		(373,028)

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities, derivatives, amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limit and VAR limits of each business group and approves newly developed derivative instruments, by its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business department to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each department of divisions, at the level of individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility of ALM control is delegated to the Risk Management Department to ensure adequacy on interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks is able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

The Group uses value-at-risk methodology to measure market risk of trading positions. There have been changes in market risk measurement technique during the nine-month period ended September 30, 2012, and the detailed descriptions are below.

Previous method:

The daily VaR is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculates VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measures VaR at a 99% single tail confidence level.

Current method:

The Group uses the ten-day VaR, which estimates maximum amount of loss that could occur in ten days under historical simulation model meaning full valuation methodology. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is the difference between the net present market value and the value at a 99% confidence level of portfolio.

However, The KB Investment & Securities Co., Ltd. calculates ten-day VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 250 business days and measures VaR at a 99% single tail confidence level. The ten-day VaR is a statistically estimated maximum amount of loss that could occur in ten days under normal distribution of financial variables.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risks and some positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

The stress testing is carried out to analyze the abnormal market situations relating to the trading and available-for-sale portfolio. It reflects interest rate, stock price, foreign exchange rate, implied volatility of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a one-day holding period by subsidiary as of September 30, 2012 and December 31, 2011, and for the nine-month periods ended September 30, 2012 and 2011, are as follows:

Kookmin Bank

	Sep. 30, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Interest rate risk	~~W~~	15,894	~~W~~	5,360	~~W~~	18,589	~~W~~	5,360
Stock price risk		2,132		331		5,585		3,586
Foreign exchange rate risk		33,687		24,975		39,185		29,381
Deduction of diversification effect		—		—		—		(18,713)

Total VaR	~~W~~	22,495	~~W~~	14,656	~~W~~	27,542	~~W~~	19,614

[1]	The average, minimum and maximum amounts are based on the data from the beginning of May to the end of September.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	~~W~~	2,537	~~W~~	1,430	~~W~~	4,019	~~W~~	1,866
Stock price risk		725		86		2,569		1,161
Foreign exchange rate risk		6,464		4,187		12,610		4,882
Deduction of diversification effect		—		—		—		(3,141)

Total VaR	~~W~~	6,206	~~W~~	4,000	~~W~~	11,992	~~W~~	4,768

KB Investment & Securities Co., Ltd.

	Sep. 30, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Interest rate risk	~~W~~	1,351	~~W~~	572	~~W~~	3,591	~~W~~	3,591
Stock price risk		2,674		486		8,683		1,357
Foreign exchange rate risk		280		18		1,329		365
Deduction of diversification effect		—		—		—		(1,539)

Total VaR	~~W~~	3,044	~~W~~	724	~~W~~	8,752	~~W~~	3,774

[1]	The average, minimum and maximum amounts are based on the ten day VaR data from the beginning of April to the end of September.

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	~~W~~	410	~~W~~	131	~~W~~	1,046	~~W~~	413
Stock price risk		659		350		1,643		444
Foreign exchange rate risk		161		15		586		57
Deduction of diversification effect		—		—		—		(329)

Total VaR	~~W~~	819	~~W~~	381	~~W~~	1,885	~~W~~	585

KB Life Insurance Co., Ltd.

	Sep. 30, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Interest rate risk	~~W~~	116	~~W~~	83	~~W~~	148	~~W~~	137
Deduction of diversification effect		—		—		—		—

Total VaR	~~W~~	116	~~W~~	83	~~W~~	148	~~W~~	137

[1]	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of September.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	~~W~~	23	~~W~~	10	~~W~~	53	~~W~~	12
Deduction of diversification effect		—		—		—		—

Total VaR	~~W~~	23	~~W~~	10	~~W~~	53	~~W~~	12

KB Investment Co., Ltd.

	Sep. 30, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Foreign exchange rate risk	~~W~~	71	~~W~~	60	~~W~~	92	~~W~~	61
Deduction of diversification effect		—		—		—		—

Total VaR	~~W~~	71	~~W~~	60	~~W~~	92	~~W~~	61

[1]	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of September.

	Dec. 31, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Foreign exchange rate risk	~~W~~	31	~~W~~	26	~~W~~	52	~~W~~	28
Deduction of diversification effect		—		—		—		—

Total VaR	~~W~~	31	~~W~~	26	~~W~~	52	~~W~~	28

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of September 30, 2012 and December 31, 2011, is as follows:

Kookmin Bank

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Interest rate risk	~~W~~	649	~~W~~	23,602
Stock price risk		5,354		21,279
Foreign exchange rate risk		9,337		9,561

	~~W~~	15,340	~~W~~	54,442

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Interest rate risk	~~W~~	5,764	~~W~~	3,911
Stock price risk		5,485		10,212

	~~W~~	11,249	~~W~~	14,123

KB Life Insurance Co., Ltd.

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Stock price risk	~~W~~	10	~~W~~	—

	~~W~~	10	~~W~~	—

KB Investment Co., Ltd.

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Stock price risk	~~W~~	888	~~W~~	—

	~~W~~	888	~~W~~	—

As of December 31, 2011, the standardized method was used to measure trading positions’ interest rate, stock price and foreign exchange rate risk of private equity funds which are in the scope of subsidiaries. Those positions’ market risks have been included in VaR during the nine-month period ended September 30, 2012.

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to liquidity risk management guidelines.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

The results of the interest rate gap analysis by subsidiary as of September 30, 2012 and December 31, 2011, are as follows:

Kookmin Bank

(In millions of Korean won)	Sep. 30, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	103,753,611	~~W~~	42,168,486	~~W~~	39,129,684	~~W~~	21,954,886	~~W~~	15,681,633	~~W~~	222,688,300
Interest-bearing liabilities in Korean won		90,596,542		40,180,670		48,578,784		21,451,743		14,852,251		215,659,990

Gap	~~W~~	13,157,069	~~W~~	1,987,816	~~W~~	(9,449,100)	~~W~~	503,143	~~W~~	829,382	~~W~~	7,028,310

Accumulated gap		13,157,069		15,144,885		5,695,785		6,198,928		7,028,310

Percentage (%)		5.91		6.80		2.56		2.78		3.16

Interest-bearing assets in foreign currencies	~~W~~	12,482,371	~~W~~	1,913,994	~~W~~	901,678	~~W~~	844,935	~~W~~	97,206	~~W~~	16,240,184
Interest-bearing liabilities in foreign currencies		11,032,586		3,567,355		2,922,204		454,890		106,267		18,083,302

Gap	~~W~~	1,449,785	~~W~~	(1,653,361)	~~W~~	(2,020,526)	~~W~~	390,045	~~W~~	(9,061)	~~W~~	(1,843,118)

Accumulated gap		1,449,785		(203,576)		(2,224,102)		(1,834,057)		(1,843,118)

Percentage (%)		8.93		(1.25)		(13.70)		(11.29)		(11.35)

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	109,769,309	~~W~~	53,264,820	~~W~~	26,293,288	~~W~~	16,619,523	~~W~~	9,309,082	~~W~~	215,256,022
Interest-bearing liabilities in Korean won		91,469,293		30,487,095		54,100,542		20,867,820		13,169,891		210,094,641

Gap	~~W~~	18,300,016	~~W~~	22,777,725	~~W~~	(27,807,254)	~~W~~	(4,248,297)	~~W~~	(3,860,809)	~~W~~	5,161,381

Accumulated gap		18,300,016		41,077,741		13,270,487		9,022,190		5,161,381

Percentage (%)		8.50		19.08		6.16		4.19		2.40

Interest-bearing assets in foreign currencies	~~W~~	13,009,331	~~W~~	2,081,836	~~W~~	1,015,797	~~W~~	899,201	~~W~~	139,646	~~W~~	17,145,811
Interest-bearing liabilities in foreign currencies		11,246,216		3,871,630		2,151,126		205,522		46,132		17,520,626

Gap	~~W~~	1,763,115	~~W~~	(1,789,794)	~~W~~	(1,135,329)	~~W~~	693,679	~~W~~	93,514	~~W~~	(374,815)

Accumulated gap		1,763,115		(26,679)		(1,162,008)		(468,329)		(374,815)

Percentage (%)		10.28		(0.16)		(6.78)		(2.73)		(2.19)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	Sep. 30, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	2,692,270	~~W~~	756,260	~~W~~	955,064	~~W~~	7,877,488	~~W~~	9,371	~~W~~	12,290,453
Interest-bearing liabilities in Korean won		1,520,000		820,000		610,000		3,537,800		2,021,000		8,508,800

Gap	~~W~~	1,172,270	~~W~~	(63,740)	~~W~~	345,064	~~W~~	4,339,688	~~W~~	(2,011,629)	~~W~~	3,781,653

Accumulated gap		1,172,270		1,108,530		1,453,594		5,793,282		3,781,653

Percentage (%)		9.54		9.02		11.83		47.14		30.77

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	3,057,388	~~W~~	683,327	~~W~~	884,063	~~W~~	8,288,959	~~W~~	7,125	~~W~~	12,920,862
Interest-bearing liabilities in Korean won		1,811,500		860,000		2,530,000		3,052,800		1,170,000		9,424,300

Gap	~~W~~	1,245,888	~~W~~	(176,673)	~~W~~	(1,645,937)	~~W~~	5,236,159	~~W~~	(1,162,875)	~~W~~	3,496,562

Accumulated gap		1,245,888		1,069,215		(576,722)		4,659,437		3,496,562

Percentage (%)		9.64		8.28		(4.46)		36.06		27.06

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	Sep. 30, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	497,414	~~W~~	20,000	~~W~~	103,070	~~W~~	100,000	~~W~~	2,405	~~W~~	722,889
Interest-bearing liabilities in Korean won		573,671		85,000		—		26,400		—		685,071

Gap	~~W~~	(76,257)	~~W~~	(65,000)	~~W~~	103,070	~~W~~	73,600	~~W~~	2,405	~~W~~	37,818

Accumulated gap		(76,257)		(141,257)		(38,187)		35,413		37,818

Percentage (%)		(10.55)		(19.54)		(5.28)		4.90		5.23

Interest-bearing assets in foreign currencies	~~W~~	3,553	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,553
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	~~W~~	3,553	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,553

Accumulated gap		3,553		3,553		3,553		3,553		3,553

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	599,877	~~W~~	103,522	~~W~~	108,031	~~W~~	10,002	~~W~~	2,517	~~W~~	823,949
Interest-bearing liabilities in Korean won		482,001		70,000		—		49,470		—		601,471

Gap	~~W~~	117,876	~~W~~	33,522	~~W~~	108,031	~~W~~	(39,468)	~~W~~	2,517	~~W~~	222,478

Accumulated gap		117,876		151,398		259,429		219,961		222,478

Percentage (%)		14.31		18.37		31.49		26.70		27.00

Interest-bearing assets in foreign currencies	~~W~~	2,068	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,068
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	~~W~~	2,068	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,068

Accumulated gap		2,068		2,068		2,068		2,068		2,068

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Life Insurance Co., Ltd.

(In millions of Korean won)	Sep. 30, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	132,579	~~W~~	143,354	~~W~~	521,365	~~W~~	1,081,734	~~W~~	2,452,196	~~W~~	4,331,228
Interest-bearing liabilities in Korean won		19,651		65,581		3,977,674		21,797		529,642		4,614,345

Gap	~~W~~	112,928	~~W~~	77,773	~~W~~	(3,456,309)	~~W~~	1,059,937	~~W~~	1,922,554	~~W~~	(283,117)

Accumulated gap		112,928		190,701		(3,265,608)		(2,205,671)		(283,117)

Percentage (%)		2.61		4.40		(75.40)		(50.92)		(6.54)

(In millions of Korean won)	Dec. 31, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	228,597	~~W~~	137,620	~~W~~	386,143	~~W~~	820,641	~~W~~	1,917,627	~~W~~	3,490,628
Interest-bearing liabilities in Korean won		60,048		45,817		2,853,620		29,087		541,782		3,530,354

Gap	~~W~~	168,549	~~W~~	91,803	~~W~~	(2,467,477)	~~W~~	791,554	~~W~~	1,375,845	~~W~~	(39,726)

Accumulated gap		168,549		260,352		(2,207,125)		(1,415,571)		(39,726)

Percentage (%)		4.83		7.46		(63.23)		(40.55)		(1.14)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

KB Savings Bank Co., Ltd.

(In millions of Korean won)	Sep. 30, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	~~W~~	221,225	~~W~~	80,299	~~W~~	99,322	~~W~~	94,001	~~W~~	188,448	~~W~~	683,295
Interest-bearing liabilities in Korean won		125,893		70,700		275,175		49,755		3,099		524,622

Gap	~~W~~	95,332	~~W~~	9,599	~~W~~	(175,853)	~~W~~	44,246	~~W~~	185,349	~~W~~	158,673

Accumulated gap		95,332		104,931		(70,922)		(26,676)		158,673

Percentage (%)		13.95		15.36		(10.38)		(3.90)		23.22

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Kookmin Bank	~~W~~	134,708	~~W~~	847,865
KB Kookmin Card Co., Ltd.		41,759		124,681
KB Investment & Securities Co., Ltd.		6,418		8,213
KB Life Insurance Co., Ltd.		149,970		127,328
KB Savings Bank Co., Ltd.		3,371		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	1,152,989	~~W~~	187,409	~~W~~	76,222	~~W~~	10,466	~~W~~	31,194	~~W~~	84,028	~~W~~	1,542,308
Derivatives held for trading		134,255		317		1,562		—		—		—		136,134
Derivatives held for hedging		21,479		—		—		—		—		—		21,479
Loans		11,306,044		2,469,826		465,102		49,064		752		209,597		14,500,385
Available-for-sale financial assets		941,090		24,652		17,808		782		—		1,518		985,850
Held-to-maturity financial assets		160		—		—		—		—		—		160
Other financial assets		2,165,468		114,293		219,386		1,997		—		314,033		2,815,177

	~~W~~	15,721,485	~~W~~	2,796,497	~~W~~	780,080	~~W~~	62,309	~~W~~	31,946	~~W~~	609,176	~~W~~	20,001,493

Financial liabilities
Derivatives held for trading	~~W~~	221,550	~~W~~	119	~~W~~	1,722	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	223,391
Deposits		5,129,202		695,486		249,914		13,508		2,297		290,489		6,380,896
Debts		6,295,024		2,609,511		488,402		23,040		176		218,439		9,634,592
Debentures		2,060,092		707,390		271,590		—		—		384,384		3,423,456
Other financial liabilities		2,607,292		81,970		168,997		31,307		325		266,320		3,156,211

	~~W~~	16,313,160	~~W~~	4,094,476	~~W~~	1,180,625	~~W~~	67,855	~~W~~	2,798	~~W~~	1,159,632	~~W~~	22,818,546

Off-statement of financial position items	~~W~~	16,006,511	~~W~~	5,482	~~W~~	1,343	~~W~~	4,993	~~W~~	—	~~W~~	8,549	~~W~~	16,026,878

(In millions of Korean won)	Dec. 31, 2011
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	600,886	~~W~~	112,395	~~W~~	73,159	~~W~~	12,571	~~W~~	25,088	~~W~~	72,379	~~W~~	896,478
Derivatives held for trading		89,851		—		1,027		—		—		—		90,878
Derivatives held for hedging		37,669		—		—		—		—		—		37,669
Loans		11,129,173		2,589,314		753,075		46,149		215		220,212		14,738,138
Available-for-sale financial assets		1,101,434		59,900		18,546		782		—		1,595		1,182,257
Held-to-maturity financial assets		158		—		—		—		—		—		158
Other financial assets		1,178,711		227,508		147,019		3,732		—		105,358		1,662,328

	~~W~~	14,137,882	~~W~~	2,989,117	~~W~~	992,826	~~W~~	63,234	~~W~~	25,303	~~W~~	399,544	~~W~~	18,607,906

Financial liabilities
Derivatives held for trading	~~W~~	221,135	~~W~~	—	~~W~~	1,695	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	222,830
Derivatives held for hedging		34		—		—		—		—		—		34
Deposits		3,318,285		598,055		164,087		11,959		231		256,987		4,349,604
Debts		6,554,932		1,987,560		839,649		4,261		217		236,713		9,623,332
Debentures		2,728,700		816,320		335,169		—		—		68,843		3,949,032
Other financial liabilities		866,202		132,752		22,765		50,604		18		27,360		1,099,701

	~~W~~	13,689,288	~~W~~	3,534,687	~~W~~	1,363,365	~~W~~	66,824	~~W~~	466	~~W~~	589,903	~~W~~	19,244,533

Off-statement of financial position items	~~W~~	17,462,188	~~W~~	123,039	~~W~~	195,591	~~W~~	5,438	~~W~~	62	~~W~~	69,450	~~W~~	17,855,768

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6. Capital Adequacy

The Group assesses its adequacy of capital by using the Internal Rating Based Approach (the ‘IRBA’). The assessment is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under the target credit rate set by the Group). The Group monitors the soundness of finance and provides a risk adjusted basis for performance review.

Economic Capital is the necessary capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiaries. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

The Group is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

The details of the Group’s consolidated BIS ratio as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011

Equity Capital:	~~W~~	26,844,274	~~W~~	25,062,681
Tier I Capital		20,865,866		19,495,671
Tier II Capital		5,978,408		5,567,010
Risk-weighted assets:		196,367,029		192,812,547
Credit risk		190,609,067		187,851,397
Market risk		5,757,962		4,961,150
Capital adequacy ratio (%):		13.67		13.00
Tier I Capital (%)		10.63		10.11
Tier II Capital (%)		3.04		2.89

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Financial information by business segment for the nine-month period ended September 30, 2012, follows:

(In millions of Korean won)
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Segment profits before income tax	~~W~~	403,608	~~W~~	737,105	~~W~~	584,524	~~W~~	1,725,237	~~W~~	255,815	~~W~~	21,809	~~W~~	11,541	~~W~~	38,729	~~W~~	(5,988)	~~W~~	2,047,143
The following are included in the segment profits(losses):
Operating revenues from external customers	~~W~~	1,574,529	~~W~~	2,389,168	~~W~~	1,051,973	~~W~~	5,015,670	~~W~~	960,713	~~W~~	119,475	~~W~~	97,373	~~W~~	27,320	~~W~~	—	~~W~~	6,220,551
Inter-segment operating revenues(expenses)		7,292		(50,916)		234,734		191,110		(195,613)		4,747		(52,013)		105,131		(53,362)		—

		1,581,821		2,338,252		1,286,707		5,206,780		765,100		124,222		45,360		132,451		(53,362)		6,220,551

Net interest income		1,939,247		1,939,096		587,544		4,465,887		718,710		14,272		140,262		27,238		(1,752)		5,364,617
Net fee and commission income		190,418		568,388		227,489		986,295		94,153		68,305		54		74,435		(25,426)		1,197,816
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		502		(10,850)		686,143		675,795		—		27,761		6,004		(3,658)		(212)		705,690
Net other operating income(expenses)		(548,346)		(158,382)		(214,469)		(921,197)		(47,763)		13,884		(100,960)		34,436		(25,972)		(1,047,572)
Provision(reversal) for credit losses		(568,359)		(305,321)		(15,511)		(889,191)		(244,321)		(3,711)		(487)		8,078		19		(1,129,613)
Depreciation and amortization		(14,159)		(42,666)		(137,020)		(193,845)		(34,033)		(4,353)		(3,980)		(4,045)		4,557		(235,699)
Share of profit of associates		—		—		29,042		29,042		—		142		—		1,095		(9,486)		20,793

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011, and December 31, 2011

Financial information by business segment for the nine-month period ended September 30, 2011, follows:

(In millions of Korean won)
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Segment profits before income tax	~~W~~	664,874	~~W~~	855,697	~~W~~	825,331	~~W~~	2,345,902	~~W~~	429,278	~~W~~	31,667	~~W~~	24,074	~~W~~	(7,999)	~~W~~	61,940	~~W~~	2,884,862
The following are included in the segment profits(losses):
Operating revenues from external customers	~~W~~	1,781,233	~~W~~	2,428,183	~~W~~	1,399,058	~~W~~	5,608,474	~~W~~	1,001,569	~~W~~	117,200	~~W~~	88,473	~~W~~	1,327	~~W~~	—	~~W~~	6,817,043
Inter-segment operating revenues(expenses)		(24,595)		(41,247)		132,646		66,804		(185,939)		(1,871)		(34,432)		131,769		23,669		—

		1,756,638		2,386,936		1,531,704		5,675,278		815,630		115,329		54,041		133,096		23,669		6,817,043

Net interest income		1,893,568		2,060,802		493,883		4,448,253		655,529		11,286		119,478		13,303		(1,626)		5,246,223
Net fee and commission income		182,678		473,740		408,584		1,065,002		201,475		58,171		34		72,089		(4,628)		1,392,143
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(3,879)		8,667		663,882		668,670		—		34,884		(218)		7,195		—		710,531
Net other operating income(expenses)		(315,729)		(156,273)		(34,645)		(506,647)		(41,374)		10,988		(65,253)		40,509		29,923		(531,854)
Provision(reversal) for credit losses		(625,677)		(233,646)		9,816		(849,507)		(146,638)		(351)		(49)		(9,721)		41		(1,006,225)
Depreciation and amortization		(25,227)		(76,762)		(107,527)		(209,516)		(23,548)		(4,538)		(3,065)		(2,563)		1,322		(241,908)
Share of profit of associates		—		—		8,768		8,768		—		209		—		1,713		344		11,034

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues by services for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011
Banking service	~~W~~	5,015,670	~~W~~	5,608,474
Credit card service		960,713		1,001,569
Investment & securities service		119,475		117,200
Life insurance service		97,373		88,473
Other service		27,320		1,327

	~~W~~	6,220,551	~~W~~	6,817,043

5.2.2 Geographical information

Geographical operating revenues from external customers for the nine-month periods ended September 30, 2012 and 2011, and major non-current assets as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012				Sep. 30, 2011
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets[1]
Domestic	~~W~~	6,148,760	~~W~~	3,650,461	~~W~~	6,747,951	~~W~~	3,643,750
United States		8,386		80		10,029		145
New Zealand		6,170		40		5,692		60
China		20,758		871		20,253		861
Japan		23,596		3,158		23,067		2,103
Argentina		6		—		3		—
Vietnam		782		502		(192)		481
Cambodia		2,863		687		2,191		557
England		9,230		24		8,049		42
Intra-group adjustment		—		57,171		—		58,014

	~~W~~	6,220,551	~~W~~	3,712,994	~~W~~	6,817,043	~~W~~	3,706,013

[1]	Major non-current assets are as of December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

6. Financial Assets and Financial Liabilities

6.1 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and financial liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of September 30, 2012, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	12,638,278	~~W~~	—	~~W~~	—	~~W~~	—	W	12,638,278
Financial assets at fair value through profit or loss		5,810,186		640,508		—		—		—		—		6,450,694
Derivatives		1,981,018		—		—		—		—		181,624		2,162,642
Loans		—		—		217,309,389		—		—		—		217,309,389
Financial investments		—		—		—		24,592,856		11,979,487		—		36,572,343
Other financial assets		—		—		10,113,927		—		—		—		10,113,927

	~~W~~	7,791,204	~~W~~	640,508	~~W~~	240,061,594	~~W~~	24,592,856	~~W~~	11,979,487	~~W~~	181,624	~~W~~	285,247,273

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	934,928	~~W~~	786,749	~~W~~	—	~~W~~	—	~~W~~	1,721,677
Derivatives		1,819,310		—		—		138,631		1,957,941
Deposits		—		—		197,215,532		—		197,215,532
Debts		—		—		19,742,681		—		19,742,681
Debentures		—		—		23,893,481		—		23,893,481
Other financial liabilities		—		—		14,549,790		—		14,549,790

	~~W~~	2,754,238	~~W~~	786,749	~~W~~	255,401,484	~~W~~	138,631	~~W~~	259,081,102

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The carrying amounts of financial assets and liabilities by category as of December 31, 2011, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	9,178,125	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,178,125
Financial assets at fair value through profit or loss		5,617,257		708,847		—		—		—		—		6,326,104
Derivatives		2,220,314		—		—		—		—		228,141		2,448,455
Loans		—		—		212,107,027		—		—		—		212,107,027
Financial investments		—		—		—		22,377,024		13,055,158		—		35,432,182
Other financial assets		—		—		6,409,905		—		—		—		6,409,905

	~~W~~	7,837,571	~~W~~	708,847	~~W~~	227,695,057	~~W~~	22,377,024	~~W~~	13,055,158	~~W~~	228,141	~~W~~	271,901,798

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	550,873	~~W~~	837,206	~~W~~	—	~~W~~	—	~~W~~	1,388,079
Derivatives		1,905,343		—		—		154,230		2,059,573
Deposits		—		—		190,337,590		—		190,337,590
Debts		—		—		16,823,838		—		16,823,838
Debentures		—		—		27,069,879		—		27,069,879
Other financial liabilities		—		—		9,962,105		—		9,962,105

	~~W~~	2,456,216	~~W~~	837,206	~~W~~	244,193,412	~~W~~	154,230	~~W~~	247,641,064

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

6.2 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined by independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the valuation techniques including Discounted Cash Flow Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those loans with residual maturities of less than three months as of the reporting date and the ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those deposits with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, the carrying amount is regarded as fair value.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

Fair values of financial assets and liabilities measured at amortized cost as of September 30, 2012 and December 31, 2011, are as follows:

	Sep. 30, 2012				Dec 31, 2011
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	12,638,278	~~W~~	12,639,343	~~W~~	9,178,125	~~W~~	9,185,763
Loans		217,309,389		218,442,105		212,107,027		212,858,247
Held-to-maturity financial assets		11,979,487		12,640,512		13,055,158		13,562,430
Other financial assets		10,113,927		10,113,927		6,409,905		6,409,905

	~~W~~	252,041,081	~~W~~	253,835,887	~~W~~	240,750,215	~~W~~	242,016,345

Financial liabilities
Deposits	~~W~~	197,215,532	~~W~~	197,749,986	~~W~~	190,337,590	~~W~~	190,560,759
Debts		19,742,681		19,813,142		16,823,838		16,826,152
Debentures		23,893,481		25,515,873		27,069,879		28,636,722
Other financial liabilities		14,549,790		14,549,920		9,962,105		9,983,449

	~~W~~	255,401,484	~~W~~	257,628,921	~~W~~	244,193,412	~~W~~	246,007,082

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Fair value hierarchy

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1. This level includes listed equity securities, exchange traded derivatives, government bonds and financial instruments indexed to the price of gold.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes the majority of debt securities and general over-the-counter derivatives such as swaps, futures and options.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities, complex structured bonds, and complex over-the-counter derivatives.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Fair value hierarchy of financial assets and liabilities measured at fair value as of September 30, 2012 and December 31, 2011, is as follows:

(In millions of Korean won)	Sep. 30, 2012
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	~~W~~	2,929,676	~~W~~	2,880,510	~~W~~	—	~~W~~	5,810,186
Debt securities		2,451,841		2,461,628		—		4,913,469
Equity securities		438,578		418,882		—		857,460
Others		39,257		—		—		39,257
Financial assets designated at fair value through profit or loss		—		266,028		374,480		640,508
Equity securities		—		235,046		—		235,046
Derivative linked securities		—		30,982		374,480		405,462
Derivatives held for trading		6,028		1,905,122		69,868		1,981,018
Derivatives held for hedging		—		179,566		2,058		181,624
Available-for-sale financial assets[1]		11,147,777		11,983,484		1,461,595		24,592,856
Debt securities		10,214,117		11,394,319		181,092		21,789,528
Equity securities		933,660		589,165		1,280,503		2,803,328

	~~W~~	14,083,481	~~W~~	17,214,710	~~W~~	1,908,001	~~W~~	33,206,192

Financial liabilities
Financial liabilities held for trading	~~W~~	934,928	~~W~~	—	~~W~~	—	~~W~~	934,928
Financial liabilities designated at fair value through profit or loss		—		—		786,749		786,749
Derivatives held for trading		7,063		1,763,154		49,093		1,819,310
Derivatives held for hedging		—		126,590		12,041		138,631

	~~W~~	941,991	~~W~~	1,889,744	~~W~~	847,883	~~W~~	3,679,618

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	~~W~~	3,123,787	~~W~~	2,482,644	~~W~~	10,826	~~W~~	5,617,257
Debt securities		2,829,456		2,347,068		—		5,176,524
Equity securities		265,706		135,576		10,826		412,108
Others		28,625		—		—		28,625
Financial assets designated at fair value through profit or loss		—		134,160		574,687		708,847
Equity securities		—		134,160		—		134,160
Derivative linked securities		—		—		574,687		574,687
Derivatives held for trading		158,649		2,020,623		41,042		2,220,314
Derivatives held for hedging		—		215,656		12,485		228,141
Available-for-sale financial assets[1]		10,254,897		10,790,661		1,331,466		22,377,024
Debt securities		9,209,662		10,344,037		180,832		19,734,531
Equity securities		1,045,235		446,624		1,150,634		2,642,493

	~~W~~	13,537,333	~~W~~	15,643,744	~~W~~	1,970,506	~~W~~	31,151,583

Financial liabilities								—
Financial liabilities held for trading	~~W~~	550,873	~~W~~	—	~~W~~	—	~~W~~	550,873
Financial liabilities designated at fair value through profit or loss		—		—		837,206		837,206
Derivatives held for trading		158,261		1,695,235		51,847		1,905,343
Derivatives held for hedging		—		132,135		22,095		154,230

	~~W~~	709,134	~~W~~	1,827,370	~~W~~	911,148	~~W~~	3,447,652

[1]

The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~ 210,374 million and ~~W~~ 186,564 million as of September 30, 2012 and December 31, 2011, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

6.3 Level 3 of the fair value hierarchy disclosure

6.3.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the nine-month period ended September 30, 2012, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	10,826	~~W~~	574,687	~~W~~	1,331,466	~~W~~	(837,206)	~~W~~	(10,805)	~~W~~	(9,610)
Total gains or losses
- Profit or loss		—		107,447		(18,882)		(137,931)		7,872		11,248
- Other comprehensive income		—		—		53,928		—		—		—
Purchases		—		127,107		107,508		—		39,688		—
Sales		(10,826)		(434,761)		(14,709)		—		(2,560)		—
Issues		—		—		—		(582,811)		(21,526)		—
Settlements		—		—		—		771,199		8,106		(11,621)
Transfers into level 3				—		5,150		—		—		—
Transfers out of level 3		—		—		(2,866)		—		—		—

Ending balance	~~W~~	—	~~W~~	374,480	~~W~~	1,461,595	~~W~~	(786,749)	~~W~~	20,775	~~W~~	(9,983)

Changes in level 3 of the fair value hierarchy for the nine-month period ended September 30, 2011, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	9,807	~~W~~	139	~~W~~	1,523,742	~~W~~	—	~~W~~	(71,453)	~~W~~	(29,409)
Total gains or losses
- Profit or loss		494		(58,597)		390,206		68,649		60,835		29,489
- Other comprehensive income		—		—		(156,230)		—		—		—
Purchases		—		505,111		59,197		(727,327)		11,031		—
Sales		—		(9,381)		(555,524)		10,696		(487)		—
Issues		—		—		—		—		(32,961)		—
Settlements		—		—		—		—		67,514		(12,446)
Transfers out of level 3		—		—		(8,704)		—		—		—

Ending balance	~~W~~	10,301	~~W~~	437,272	~~W~~	1,252,687	~~W~~	(647,982)	~~W~~	34,479	~~W~~	(12,366)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statement of comprehensive income for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	~~W~~	(22,612)	~~W~~	(7,634)
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(794)		(14,659)

(In millions of Korean won)	Sep. 30, 2011
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	~~W~~	71,376	~~W~~	419,700
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		6,851		(11,006)

6.3.2 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011
Balance at the beginning of the period (A)	~~W~~	4,082	~~W~~	2,168
New transactions (B)		23,327		4,965
Amounts recognized in profit or loss during the period (C= a+b)		(10,234)		(2,871)
a. Amortization		(4,582)		(791)
b. Settlement		(5,652)		(2,080)

Balance at the end of period (A+B+C)	~~W~~	17,175	~~W~~	4,262

6.4 Transfer of financial assets

The Group transferred loans and other financial assets to SPEs and are derecognized in their entirety while the maximum exposure to loss(carrying amount) from its continuing involvement in the derecognized financial assets is as follows :

(In millions of Korean won)	Type of continuing involvement	Carrying amount of continuing involvement in statement of financial position
KR ABS Ltd. [1]	Senior debt	~~W~~	47,289
	Mezzanine/subordinate debt		43,573

		~~W~~	90,862

[1]	Recognized net loss from transferring loans to the SPEs amounts to ~~W~~ 22,734 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

7. Due from financial institutions

The details of due from financial institutions as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	Sep. 30, 2012		Dec. 31, 2011
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 3.01	~~W~~	4,445,858	~~W~~	3,757,108
	Due from banking institutions	Hana Bank and others	0.00 ~ 7.15		1,261,568		371,225
	Due from others	Samsung Securities Co., Ltd. and others	0.00 ~ 4.03		3,123,141		1,888,260

					8,830,567		6,016,593

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00 ~ 0.14		878,535		321,689
	Time deposits in foreign currencies	Industrial and Commercial Bank of China SIP Branch and others	0.14 ~ 5.03		196,076		187,294
	Due from others	Sumitomo Mitsui Banking Corporation and others	—		77,775		30,451

					1,152,386		539,434

				~~W~~	9,982,953	~~W~~	6,556,027

Due from financial institutions, classified by type of financial institution as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	In Korean won		In foreign currencies		Total
Bank of Korea	~~W~~	4,445,858	~~W~~	219,185	~~W~~	4,665,043
Other banking institutions		1,261,568		912,923		2,174,491
Other financial institutions		3,123,141		20,278		3,143,419

	~~W~~	8,830,567	~~W~~	1,152,386	~~W~~	9,982,953

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	In Korean won		In foreign currencies		Total
Bank of Korea	~~W~~	3,757,108	~~W~~	185,050	~~W~~	3,942,158
Other banking institutions		371,225		337,784		709,009
Other financial institutions		1,888,260		16,600		1,904,860

	~~W~~	6,016,593	~~W~~	539,434	~~W~~	6,556,027

Restricted due from financial institutions as of September 30, 2012 and December 31, 2011, are as follows:

(in millions of Korean won)		Financial Institutions	Sep. 30, 2012		Dec. 31, 2011		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	4,445,858	~~W~~	3,757,108	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		1,166,352		88,827	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		69,001		69,437	Market entry deposit and others

			~~W~~	5,681,211	~~W~~	3,915,372

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	~~W~~	227,226	~~W~~	189,859	Bank of Korea Act and others
	Time deposit in foreign currencies	China Merchants Bank Guangzhou Linh and others		46,603		48,810	China’s New Foreign Bank Regulations and others
	Due from others	Woori Futures Co., Ltd. and others		10,696		17,172	Derivatives margin account and others

			~~W~~	284,525	~~W~~	255,841

			~~W~~	5,965,736	~~W~~	4,171,213

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
		Sep. 30, 2012
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Woori Bank and others	~~W~~	42,000	~~W~~	42,000	Borrowings from Bank and others

Financial assets held for trading	Korea Securities Depository and others		339,622		322,182	Bonds sold under repurchase agreements
	Korea Securities Depository and others		754,576		686,690	Securities lending transactions
	Samsung Futures Inc. and others		81,614		73,427	Derivatives transactions
	Others		16,731		15,867	Others

			1,192,543		1,098,166

Available-for-sale financial assets	Samsung Futures Inc. and others		5,717		5,593	Derivatives transactions

Held-to-maturity financial assets	Korea Securities Depository and others		3,612,776		3,612,000	Bonds sold under repurchase agreements
	Bank of Korea		964,789		960,000	Borrowings from Bank of Korea
	Bank of Korea		781,595		776,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		343,972		344,646	Derivatives transactions
	Others		1,598,810		1,570,500	Others

			7,301,942		7,263,946

Mortgage loans	Others		1,120,895		1,117,025	Covered Bond

		~~W~~	9,663,097	~~W~~	9,526,730

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)
		Dec. 31, 2011
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Woori Bank and others	~~W~~	57,500	~~W~~	57,500	Borrowings from Bank and others

Financial assets held for trading	Korea Securities Depository and others		183,280		178,171	Bonds sold under repurchase agreements
	Korea Securities Depository and others		647,363		602,299	Securities lending transactions
	Samsung Futures Inc. and others		105,457		95,956	Derivatives transactions
	Others		8,803		8,395	Others

			944,903		884,821

Available-for-sale financial assets	Korea Securities Depository and others		29,393		29,986	Bonds sold under repurchase agreements
	Samsung Futures Inc. and others		5,976		5,766	Derivatives transactions

			35,369		35,752

Held-to-maturity financial assets	Korea Securities Depository and others		1,678,218		1,678,000	Bonds sold under repurchase agreements
	Bank of Korea		1,063,228		1,070,000	Borrowings from Bank of Korea
	Bank of Korea		938,200		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		661,666		666,807	Derivatives transactions
	Others		1,224,998		1,200,300	Others

			5,566,310		5,549,907

Mortgage loans	Others		1,287,527		1,282,791	Covered Bond

		~~W~~	7,891,609	~~W~~	7,810,771

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	3,408,948	~~W~~	—	~~W~~	3,408,948

	~~W~~	3,408,948	~~W~~	—	~~W~~	3,408,948

(In millions of Korean won)
	Dec. 31, 2011
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	1,881,523	~~W~~	—	~~W~~	1,881,523

	~~W~~	1,881,523	~~W~~	—	~~W~~	1,881,523

Loaned securities as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012		Dec. 31, 2011		Borrower
Government and public bonds	~~W~~	209,527	~~W~~	170,279	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		44,866		26,766	Korea Securities Depository and others

	~~W~~	254,393	~~W~~	197,045

Securities borrowed as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012		Dec. 31, 2011		Borrower
Government and public bonds	~~W~~	97,382	~~W~~	18,422	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		83,334		52,075	Korea Securities Finance Corp., Korea Securities Depository and others

	~~W~~	180,716	~~W~~	70,497

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

9. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of September 30, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,470,467	~~W~~	—	~~W~~	—
Swaps		140,319,688		972,530		1,085,151
Options		11,530,405		91,990		91,903

		153,320,560		1,064,520		1,177,054

Currency
Forwards		22,764,234		412,711		219,218
Futures[1]		421,187		88		55
Swaps		15,666,001		401,674		350,942
Options		369,428		2,637		2,086

		39,220,850		817,110		572,301

Stock and index
Futures[1]		154,760		—		—
Swaps		450,386		31,059		1,607
Options		3,285,220		66,826		66,751

		3,890,366		97,885		68,358

Commodity
Futures[1]		1,790		—		194

		1,790		—		194

Other		62,613		1,503		1,403

	~~W~~	196,496,179	~~W~~	1,981,018	~~W~~	1,819,310

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The details of derivative financial instruments for trading as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,924,542	~~W~~	—	~~W~~	—
Swaps		110,920,785		519,217		653,983
Options		11,997,483		69,952		69,979

		124,842,810		589,169		723,962

Currency
Forwards		31,316,223		916,479		405,570
Futures[1]		212,052		—		125
Swaps		16,341,586		509,085		551,918
Options		348,643		3,151		1,401

		48,218,504		1,428,715		959,014

Stock and index
Futures[1]		85,419		—		—
Swaps		97,942		1,416		6,385
Options		1,049,752		198,295		213,668

		1,233,113		199,711		220,053

Commodity
Futures[1]		3,351		279		—

		3,351		279		—

Other		60,000		2,440		2,314

	~~W~~	174,357,778	~~W~~	2,220,314	~~W~~	1,905,343

[1]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of September 30, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,962,338	~~W~~	167,256	~~W~~	8,173
Currency
Swaps		1,118,600		—		117,981
Other		190,000		1,415		4,452

	~~W~~	3,270,938	~~W~~	168,671	~~W~~	130,606

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The details of derivatives designated as fair value hedging instruments as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	4,343,294	~~W~~	206,560	~~W~~	12,564
Currency
Swaps		1,153,300		—		127,780
Other		190,000		—		12,800

	~~W~~	5,686,594	~~W~~	206,560	~~W~~	153,144

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011
Gains(losses) on hedging instruments	~~W~~	12,847	~~W~~	115,730
Gains(losses) on the hedged item attributable to the hedged risk		(809)		(100,908)

	~~W~~	12,038	~~W~~	14,822

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of September 30, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	881,000	~~W~~	1	~~W~~	8,025
Currency
Swaps		335,580		12,952		—

	~~W~~	1,216,580	~~W~~	12,953	~~W~~	8,025

The details of derivatives designated as cash flow hedging instruments as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	350,000	~~W~~	—	~~W~~	1,086
Currency
Swaps		345,990		21,581		—

	~~W~~	695,990	~~W~~	21,581	~~W~~	1,086

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011
Gains(losses) on hedging instruments	~~W~~	(15,264)	~~W~~	21,843
Gains(losses) on the hedged item attributable to the hedged risk		(15,268)		21,830
Ineffectiveness recognized in profit or loss		4		13

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011
Amount recognized in other comprehensive income	~~W~~	(15,268)	~~W~~	21,830
Amount reclassified from equity to profit or loss		10,459		(30,687)
Tax effect		1,529		(4)

	~~W~~	(3,280)	~~W~~	(8,861)

10. Loans

Loans as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Loans	~~W~~	220,391,401	~~W~~	215,155,061
Deferred loan origination fees and costs		432,025		399,871
Less: Allowances for loan losses		(3,514,037)		(3,447,905)

Carrying amount	~~W~~	217,309,389	~~W~~	212,107,027

Loans to banks as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Loans	~~W~~	5,791,653	~~W~~	3,987,658
Less: Allowances for loan losses		(10)		(334)

Carrying amount	~~W~~	5,791,643	~~W~~	3,987,324

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Loans to customers other than banks as of September 30, 2012 and December 31, 2011, consist of:

(In millions of Korean won)	Sep. 30, 2012
	Retail		Corporate		Credit card		Total

Loans in Korean won	~~W~~	103,434,600	~~W~~	85,148,688	~~W~~	—	~~W~~	188,583,288
Loans in foreign currencies		76,756		3,985,722		—		4,062,478
Domestic import usance bills		—		3,658,617		—		3,658,617
Off-shore funding loans		—		772,184		—		772,184
Call loans		—		1,321,083		—		1,321,083
Bills bought in Korean won		—		46,278		—		46,278
Bills bought in foreign currencies		—		2,576,527		—		2,576,527
Guarantee payments under payment guarantee		—		54,370		—		54,370
Credit card receivables in Korean won		—		—		11,603,929		11,603,929
Credit card receivables in foreign currencies		—		—		2,369		2,369
Bonds purchased under repurchase agreements		—		1,226,800		—		1,226,800
Privately placed bonds		—		648,283		—		648,283
Factored receivables		467,114		8,453		—		475,567

		103,978,470		99,447,005		11,606,298		215,031,773
Proportion (%)		48.35		46.25		5.40		100.00
Allowances		(729,557)		(2,467,638)		(316,832)		(3,514,027)

	~~W~~	103,248,913	~~W~~	96,979,367	~~W~~	11,289,466	~~W~~	211,517,746

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Retail		Corporate		Credit card		Total

Loans in Korean won	~~W~~	103,855,183	~~W~~	80,355,474	~~W~~	—	~~W~~	184,210,657
Loans in foreign currencies		70,022		4,071,464		—		4,141,486
Domestic import usance bills		—		4,277,672		—		4,277,672
Off-shore funding loans		—		893,289		—		893,289
Call loans		—		1,092,895		—		1,092,895
Bills bought in Korean won		—		104,487		—		104,487
Bills bought in foreign currencies		—		2,723,066		—		2,723,066
Guarantee payments under payment guarantee		—		56,511		—		56,511
Credit card receivables in Korean won		—		—		12,420,308		12,420,308
Credit card receivables in foreign currencies		—		—		959		959
Bonds purchased under repurchase agreements		—		829,500		—		829,500
Privately placed bonds		—		816,444		—		816,444

		103,925,205		95,220,802		12,421,267		211,567,274
Proportion (%)		49.12		45.01		5.87		100.00
Allowances		(635,476)		(2,461,713)		(350,382)		(3,447,571)

	~~W~~	103,289,729	~~W~~	92,759,089	~~W~~	12,070,885	~~W~~	208,119,703

The changes in deferred loan origination fees and costs for the nine-month periods ended September 30, 2012 and 2011, are as follows:

	Sep. 30, 2012
(In millions of Korean won)	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	448,122	~~W~~	220,334	~~W~~	177,517	~~W~~	—	~~W~~	490,939
Other origination costs		201		320		198		—		323

		448,323		220,654		177,715		—		491,262

Deferred loan origination fees
Loans in Korean won		43,242		26,786		15,849		—		54,179
Credit card		106		—		102		—		4
Other origination fees		5,104		1,423		1,464		(9)		5,054

		48,452		28,209		17,415		(9)		59,237

	~~W~~	399,871	~~W~~	192,445	~~W~~	160,300	~~W~~	9	~~W~~	432,025

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

	Sep. 30, 2011
(In millions of Korean won)	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	365,774	~~W~~	182,766	~~W~~	121,365	~~W~~	—	~~W~~	427,175
Other origination costs		—		71		10		—		61

		365,774		182,837		121,375		—		427,236

Deferred loan origination fees
Loans in Korean won		46,245		15,072		15,016		—		46,301
Credit card		2,438		—		2,173		—		265
Other origination fees		5,379		1,653		2,108		7		4,931

		54,062		16,725		19,297		7		51,497

	~~W~~	311,712	~~W~~	166,112	~~W~~	102,078	~~W~~	(7)	~~W~~	375,739

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the nine-month periods ended September 30, 2012 and 2011, are as follows:

	Sep. 30, 2012
(In millions of Korean won)	Retail		Corporate		Credit card		Total

Beginning	~~W~~	635,476	~~W~~	2,462,047	~~W~~	350,382	~~W~~	3,447,905
Written-off		(292,066)		(728,162)		(423,588)		(1,443,816)
Recoveries from written-off loans		77,275		118,280		140,031		335,586
Sale		(4,245)		(47,674)		—		(51,919)
Provision[1]		309,676		638,130		251,378		1,199,184
Other changes		3,441		25,027		(1,371)		27,097

Ending	~~W~~	729,557	~~W~~	2,467,648	~~W~~	316,832	~~W~~	3,514,037

	Sep. 30, 2011
(In millions of Korean won)	Retail		Corporate		Credit card		Total

Beginning	~~W~~	520,843	~~W~~	2,907,747	~~W~~	327,586	~~W~~	3,756,176
Written-off		(184,417)		(906,372)		(290,019)		(1,380,808)
Recoveries from written-off loans		87,689		116,187		154,853		358,729
Sale		(16,098)		(192,200)		(92)		(208,390)
Provision[1]		231,209		723,555		162,820		1,117,584
Other changes		2,228		(20,963)		(599)		(19,334)

Ending	~~W~~	641,454	~~W~~	2,627,954	~~W~~	354,549	~~W~~	3,623,957

[1]

Provision for credit losses in statements of comprehensive income also include provision(reversal) for unused commitments and guarantees(Note 23), provision(reversal) for financial guarantee contracts(Note 23), and provision(reversal) for other financial assets(Note 17).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ~~W~~ 14,897,597 million and ~~W~~ 14,118,853 million, as of September 30, 2012 and December 31, 2011, respectively.

The coverage ratio of allowances for loan losses as of September 30, 2012 and December 31, 2011, is as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Loans	~~W~~	220,823,426	~~W~~	215,554,932
Allowances for loan losses		3,514,037		3,447,905
Ratio (%)		1.59		1.60

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	1,304,624	~~W~~	1,507,503
Financial bonds		2,719,059		2,837,144
Corporate bonds		759,347		586,416
Asset-backed securities		91,226		134,943
Others		39,213		110,518
Equity securities:
Stocks		236,862		187,181
Beneficiary certificates		620,598		224,927
Others		39,257		28,625

		5,810,186		5,617,257

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		235,046		134,160
Derivative linked securities		405,462		574,687

		640,508		708,847

Total financial assets at fair value through profit or loss	~~W~~	6,450,694	~~W~~	6,326,104

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	6,290,157	~~W~~	5,988,659
Financial bonds		7,362,113		6,432,081
Corporate bonds		6,431,650		5,375,387
Asset-backed securities		1,529,600		1,757,482
Others		176,008		180,922
Equity securities:
Stocks		1,942,872		1,911,108
Equity investments		98,531		87,917
Beneficiary certificates		761,925		643,468

		24,592,856		22,377,024

Held-to-maturity financial assets
Debts securities:
Government and public bonds		4,522,994		5,435,754
Financial bonds		1,074,828		1,125,326
Corporate bonds		6,113,260		6,155,467
Asset-backed securities		268,405		338,611

		11,979,487		13,055,158

Total financial investments	~~W~~	36,572,343	~~W~~	35,432,182

The impairment losses and the reversal of impairment losses in financial investments for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(171,080)	~~W~~	—	~~W~~	(171,080)
Held-to-maturity financial assets		—		—		—

	~~W~~	(171,080)	~~W~~	—	~~W~~	(171,080)

(In millions of Korean won)	Sep. 30, 2011
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(47,607)	~~W~~	—	~~W~~	(47,607)
Held-to-maturity financial assets		(168)		80		(88)

	~~W~~	(47,775)	~~W~~	80	~~W~~	(47,695)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

13. Investments in associates

Investments in associates as of September 30, 2012 and December 31, 2011, are as follows:

(in millions of Korean won)	Sep. 30, 2012
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	~~W~~	121,489	~~W~~	122,637	~~W~~	122,637	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,930		3,930	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		117,581		120,704	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2],4	29.56		954,104		268,288		345,069	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		32,150		29,675		27,200	Investment finance	Korea
KB Global Star Game & Apps SPAC[1],4	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,422		2,422	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,521		1,521	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		3,001		3,001	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	47.09		1,018		1,029		1,029	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
KT Wibro infrastructure	40.34		100,000		105,493		105,493	Manufacture of electronic components	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(556)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	18.02		171,870		180,884		175,373	Other finance	Korea
CH Engineering Co., Ltd.[5]	41.73		—		121		—	Architectural design and Service	Korea
Evalley Co., Ltd.[5]	46.24		—		—		—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd.[5]	20.17		—		—		—	Specialty construction	Korea
Seyeok Co., Ltd.[5]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd. [6]	16.01		634		1,161		1,161	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		115,001		111,530	Security investment trust management	Korea
Ilssan Elecom(Shenyang) Co., Ltd. [7]	100.00		2,140		(1,258)		—	Manufacture of electronic components	China
Qingdao Danam Electronics Co., Ltd. [7]	100.00		692		923		923	Manufacture of electronic components	China

		~~W~~	1,594,033	~~W~~	951,901	~~W~~	1,022,041

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(in millions of Korean won)	Dec. 31, 2011
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	~~W~~	125,597	~~W~~	128,778	~~W~~	128,778	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,766		3,766	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		103,617		109,531	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2],4	29.56		954,104		271,941		365,059	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		28,850		28,840		28,831	Investment finance	Korea
KB Global Star Game & Apps SPAC[1],4	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,247		2,247	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		1,451		1,451	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		3,454		3,454	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	19.90		820		789		789	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
KT Wibro infrastructure	40.34		100,000		104,049		104,049	Manufacture of electronic components	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(566)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	18.50		148,000		149,099		143,437	Other finance	Korea
Ilssan Elecom(Shenyang) Co., Ltd. [7]	100.00		2,140		(1,270)		—	Manufacture of electronic components	China
Qingdao Danam Electronics Co., Ltd. [7]	100.00		692		692		692	Manufacture of electronic components	China

		~~W~~	1,456,259	~~W~~	796,935	~~W~~	892,132

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

[1]

As of September 30, 2012 and December 31, 2011, the Group is represented in the governing body of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., KB Global Star Game & Apps SPAC, Joam Housing Development Co., Ltd. and United PF 1st Recovery Private Equity Fund, and has business relationships with those associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

[2]

The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

[3]

The Group’s ownership in Testian Co., Ltd. is 48.41% and 27.39% as of September 30, 2012 and December 31, 2011, respectively, when the potential voting rights from redeemable convertible preference shares and convertible bond held by the Group are taken into account. Also, The Group’s ownership in DS Plant Co., Ltd. are 21.05% and 21.05%, when the potential voting rights from convertible bond held by the Group are taken into account as of September 30, 2012 and December 31, 2011.

[4]

Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of September 30, 2012 and December 31, 2011, are ~~W~~ 69,143 million and ~~W~~ 89,669 million, respectively, and fair value of shares of KB Global Star Game & Apps SPAC, reflecting the published market price, as of September 30, 2012 and December 31, 2011, are ~~W~~ 49 million and ~~W~~ 47 million, respectively.

[5]

Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and Seyeok Co., Ltd., acquired through debt-equity swap, are classified as investments in associates. As Evalley Co., Ltd., Shinla Construction Co., Ltd. and Seyeok Co., Ltd. are capital deficient, carrying amount of those investments as of September 30, 2012, amounts to ~~W~~1 thousand each.

[6]	As corporate restructuring is in progress, the Group has significant influence through participation in creditors’ consultative council.
[7]	Although the Group holds 100% ownership, it is classified as investments in associates because there is no significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Summarized financial information on associates:

	Sep. 30, 2012
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Revenues		Profit (loss)
Associates

Balhae Infrastructure Fund	~~W~~	975,025	~~W~~	2,101	~~W~~	990,417	~~W~~	972,924	~~W~~	49,516	~~W~~	45,338
Korea Credit Bureau Co., Ltd.		52,564		8,899		10,000		43,665		33,860		5,994
UAMCO., Ltd.		4,411,701		3,739,810		2,430		671,891		447,398		76,343
JSC Bank CenterCredit		8,146,225		7,506,376		546,794		639,849		225,242		16,926
KoFC KBIC Frontier Champ 2010-5(PEF)		59,601		251		64,300		59,350		429		(5,275)
KB Global Star Game & Apps SPAC		22,005		1,293		862		20,712		—		217
Semiland Co., Ltd.		11,744		6,452		985		5,292		7,772		495
Serit Platform Co., Ltd.		7,803		5,234		1,000		2,569		7,607		324
Sehwa Electronics Co., Ltd.		21,870		8,146		1,050		13,724		9,435		(2,427)
Testian Co., Ltd.		2,650		1,796		1,030		854		538		63
DS Plant Co., Ltd.		10,253		7,530		600		2,723		6,899		(83)
KT Wibro infrastructure		253,441		26		24,792		253,415		1,617		1,445
Joam Housing Development Co., Ltd.		113,914		117,618		50		(3,704)		21,027		114
United PF 1st Recovery Private Equity Fund		1,035,449		31,412		954,000		1,004,037		71,194		44,095
CH Engineering Co., Ltd.		1,096		805		158		291		609		(7)
Kores Co., Ltd.		76,500		69,244		11,099		7,256		48,027		313
KB GwS Private Securities Investment Trust		430,260		257		425,814		430,003		4,448		4,190
IlssanElecom (Shenyang) Co., Ltd.		1,092		2,350		1,698		(1,258)		3,086		(52)
Qingdao Danam Electronics Co., Ltd.		1,648		725		4,733		923		2,449		(302)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

	Dec. 31, 2011
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Revenues[1]		Profit (loss)[1]
Associates

Balhae Infrastructure Fund	~~W~~	1,023,825	~~W~~	2,187	~~W~~	971,835	~~W~~	1,021,638	~~W~~	50,455	~~W~~	44,188
Korea Credit Bureau Co., Ltd.		51,484		9,651		10,000		41,833		28,789		5,700
UAMCO., Ltd.		3,738,326		3,146,227		2,430		592,099		400,328		95,265
JSC Bank CenterCredit		8,392,599		7,744,111		546,794		648,488		259,383		(1,681)
KoFC KBIC Frontier Champ 2010-5(PEF)		58,015		334		57,700		57,681		8		(802)
KB Global Star Game & Apps SPAC		21,755		1,260		862		20,495		—		102
Semiland Co., Ltd.		11,074		6,080		985		4,994		6,086		232
Serit Platform Co., Ltd.		5,985		3,590		1,000		2,395		7,247		316
Sehwa Electronics Co., Ltd.		27,378		11,487		1,050		15,891		15,351		83
Testian Co., Ltd.		2,442		1,651		1,030		791		189		(276)
DS Plant Co., Ltd.		10,286		7,590		600		2,696		5,936		253
KT Wibro infrastructure		277,933		25,963		24,792		251,970		907		1,475
Joam Housing Development Co., Ltd.		85,714		89,485		50		(3,771)		11,684		532
United PF 1st Recovery Private Equity Fund		836,104		30,162		800,000		805,942		13,965		11,937
IlssanElecom (Shenyang) Co., Ltd.		1,094		2,364		1,698		(1,270)		2,210		(196)
Qingdao Danam Electronics Co., Ltd.		1,394		702		4,733		692		—		—

[1]	Revenues and profit (loss) are for the nine-month period ended September 30, 2011.

As Evalley Co., Ltd., Shinla Construction Co., Ltd. and Seyeok Co., Ltd. are capital deficient as of September 30, 2012, reliable financial information is not available. Therefore, financial information of these associates is not included in summarized financial information.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The changes in investments in associates for the nine-month periods ended September 30, 2012 and 2011, are as follows:

	Sep. 30, 2012
(In millions of Korean won)	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending

Associates

Balhae Infrastructure Fund	~~W~~	128,778	~~W~~	2,332	~~W~~	(6,440)	~~W~~	(7,747)	~~W~~	5,714	~~W~~	—	~~W~~	—	~~W~~	122,637
Korea Credit Bureau Co., Ltd.		3,766		—		—		—		494		(330)		—		3,930
UAMCO., Ltd.		109,531		—		—		—		11,173		—		—		120,704
JSC Bank CenterCredit		365,059		—		—		—		1,372		(21,362)		—		345,069
KoFC KBIC Frontier Champ 2010-5(PEF)		28,831		3,300		—		—		(5,103)		172		—		27,200
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,247		—		—		(12)		187		—		—		2,422
Serit Platform Co., Ltd.		1,451		—		—		—		70		—		—		1,521
Sehwa Electronics Co., Ltd.		3,454		—		—		—		(507)		54		—		3,001
Testian Co., Ltd.		789		198		—		—		42		—		—		1,029
KT Wibro infrastructure		104,049		—		—		—		1,444		—		—		105,493
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		143,437		23,870		—		—		8,308		—		(242)		175,373
CH Engineering Co., Ltd. [1]		—		—		—		—		—		—		—		—
Evalley Co., Ltd. [1]		—		—		—		—		—		—		—		—
Shinla Construction Co., Ltd. [1]		—		—		—		—		—		—		—		—
Seyeok Co., Ltd. [1]		—		—		—		—		—		—		—		—
Kores Co., Ltd.		—		—		—		—		50		477		634		1,161
KB GwS Private Securities Investment Trust		—		115,745		(1,865)		—		(2,350)		—		—		111,530
IlssanElecom(Shenyang) Co., Ltd.		—		—		—		—		—		—		—		—
Qingdao Danam Electronics Co., Ltd.		692		—		—		—		141		90		—		923

	~~W~~	892,132	~~W~~	145,445	~~W~~	(8,305)	~~W~~	(7,759)	~~W~~	21,035	~~W~~	(20,899)	~~W~~	392	~~W~~	1,022,041

[1]

Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and Seyeok Co., Ltd., acquired through debt-equity swap, are reclassified as investments in associates due to termination of rehabilitation procedures. Carrying amount of those investments as of September 30, 2012, amounts to ~~W~~1 thousand, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

	Sep. 30, 2011
(In millions of Korean won)	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending

Associates

Balhae Infrastructure Fund	~~W~~	120,274	~~W~~	6,554	~~W~~	—	~~W~~	(7,501)	~~W~~	5,570	~~W~~	—	~~W~~	—	~~W~~	124,897
Korea Credit Bureau Co., Ltd.		3,194		—		—		—		513		—		—		3,707
UAMCO., Ltd.		85,622		—		—		—		14,748		—		—		100,370
JSC Bank CenterCredit		390,157		—		—		—		(7,474)		13,779		—		396,462
KoFC KBIC Frontier Champ 2010-5(PEF)		10,438		—		—		—		(803)		—		—		9,635
KB Global Star Game & Apps SPAC		1,034		—		(1,011)		—		16		(6)		14		47
Powerrex Corporation Co., Ltd.		1,951		—		—		—		(1,951)		—		—		—
Semiland Co., Ltd.		2,095		—		—		(11)		143		—		—		2,227
Seho Robo Ind. Co., Ltd.		820		—		—		—		538		—		—		1,358
Serit Platform Co., Ltd.		1,438		—		—		—		69		—		—		1,507
Sehwa Electronics Co., Ltd.		3,385		—		—		—		18		9		—		3,412
Testian Co., Ltd.		857		—		—		—		(177)		—		—		680
Solice Co., Ltd.		2,007		—		(2,007)		—		—		—		—		—
KT Wibro infrastructure		100,139		—		—		—		3,075		—		—		103,214
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		—		111,925		—		—		(3,454)		—		—		108,471
IlssanElecom(Shenyang) Co., Ltd.		—		—		—		—		—		—		—		—

	~~W~~	723,411	~~W~~	118,479	~~W~~	(3,018)	~~W~~	(7,512)	~~W~~	10,831	~~W~~	13,782	~~W~~	14	~~W~~	855,987

Accumulated unrecognized share of losses of an associate due to discontinuing the use of the equity method as of September 30, 2012 and December 31, 2011, follows:

	Sep. 30, 2012
(In millions of Korean won)	Unrecognized loss		Unrecognized change in equity
Joam Housing Development Co., Ltd.	~~W~~	(556)	~~W~~	—
IlssanElecom(Shenyang) Co., Ltd.		(1,217)		(41)

	Dec. 31, 2011
(In millions of Korean won)	Unrecognized loss		Unrecognized change in equity
Joam Housing Development Co., Ltd.	~~W~~	(566)	~~W~~	—
IlssanElecom(Shenyang) Co., Ltd.		(1,165)		(105)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

14. Property and Equipment, and Investment Property

The details of property and equipment as of September 30, 2012 and December 31, 2011, are as follows:

	Sep. 30, 2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	~~W~~	2,015,045	~~W~~	—	~~W~~	(581)	~~W~~	2,014,464
Buildings		1,205,329		(320,748)		(2,661)		881,920
Leasehold improvements		513,872		(454,526)		—		59,346
Equipment and vehicles		1,695,801		(1,544,106)		—		151,695
Construction in-progress		1,827		—		—		1,827
Financial lease assets		55,908		(42,491)		—		13,417

	~~W~~	5,487,782	~~W~~	(2,361,871)	~~W~~	(3,242)	~~W~~	3,122,669

	Dec. 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	~~W~~	2,022,943	~~W~~	—	~~W~~	(581)	~~W~~	2,022,362
Buildings		1,200,813		(301,947)		(2,661)		896,205
Leasehold improvements		484,328		(424,742)		—		59,586
Equipment and vehicles		1,710,477		(1,513,746)		—		196,731
Construction in-progress		1,075		—		—		1,075
Financial lease assets		43,756		(33,695)		—		10,061

	~~W~~	5,463,392	~~W~~	(2,274,130)	~~W~~	(3,242)	~~W~~	3,186,020

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The changes in property and equipment for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending

Land	~~W~~	2,022,362	~~W~~	40	~~W~~	(6,046)	~~W~~	(1,878)	~~W~~	—	~~W~~	(14)	~~W~~	2,014,464
Buildings		896,205		1,503		8,453		(2,667)		(21,528)		(46)		881,920
Leasehold improvements		59,586		3,491		24,779		(283)		(30,413)		2,186		59,346
Equipment and vehicles		196,731		42,688		—		(206)		(87,502)		(16)		151,695
Construction in-progress		1,075		36,780		(36,028)		—		—		—		1,827
Financial lease assets		10,061		12,152		—		—		(8,796)		—		13,417

	~~W~~	3,186,020	~~W~~	96,654	~~W~~	(8,842)	~~W~~	(5,034)	~~W~~	(148,239)	~~W~~	2,110	~~W~~	3,122,669

[1]	Including transfers with investment property and assets held for sale.
[2]	Including ~~W~~ 173 million recorded in other operating expenses in the statement of comprehensive income.

(In millions of Korean won)
	Sep. 30, 2011
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending

Land	~~W~~	2,022,864	~~W~~	143	~~W~~	(25,626)	~~W~~	—	~~W~~	—	~~W~~	41	~~W~~	1,997,422
Buildings		891,220		2,335		19,221		—		(20,931)		145		891,990
Leasehold improvements		50,634		9,630		31,076		(402)		(30,862)		2,126		62,202
Equipment and vehicles		174,818		90,075		—		(215)		(93,272)		29		171,435
Construction in-progress		119		58,074		(56,138)		—		—		—		2,055
Financial lease assets		10,605		10,626		—		—		(8,436)		—		12,795

	~~W~~	3,150,260	~~W~~	170,883	~~W~~	(31,467)	~~W~~	(617)	~~W~~	(153,501)	~~W~~	2,341	~~W~~	3,137,899

[1]	Including transfers with investment property and assets held for sale.
[2]	Including ~~W~~ 80 million recorded in other operating expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The changes in accumulated impairment losses of property and equipment for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)
Sep. 30, 2012
Beginning	Impairment		Reversal		Others		Ending
~~W~~(3,242)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(3,242)

(In millions of Korean won)
Sep. 30, 2011
Beginning	Impairment		Reversal		Others		Ending
~~W~~(3,251)	~~W~~	—	~~W~~	—	~~W~~	9	~~W~~	(3,242)

The details of investment property as of September 30, 2012 and December 31, 2011, are as follows:

	Sep. 30, 2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	~~W~~	38,653	~~W~~	—	~~W~~	38,653
Buildings		19,387		(5,278)		14,109

	~~W~~	58,040	~~W~~	(5,278)	~~W~~	52,762

	Dec. 31, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	~~W~~	37,451	~~W~~	—	~~W~~	37,451
Buildings		18,961		(4,860)		14,101

	~~W~~	56,412	~~W~~	(4,860)	~~W~~	51,552

As of September 30, 2012 and December 31, 2011, fair values of the investment properties amount to ~~W~~ 50,267 million and ~~W~~ 48,996 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment properties for the nine-month periods ended September 30, 2012 and 2011, amounts to ~~W~~ 582 million and ~~W~~ 638 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The changes in investment property for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Beginning		Transfers		Depreciation		Ending

Land	~~W~~	37,451	~~W~~	1,202	~~W~~	—	~~W~~	38,653
Buildings		14,101		349		(341)		14,109

	~~W~~	51,552	~~W~~	1,551	~~W~~	(341)	~~W~~	52,762

(In millions of Korean won)	Sep. 30, 2011
	Beginning		Transfers		Depreciation		Ending

Land	~~W~~	38,633	~~W~~	23,055	~~W~~	—	~~W~~	61,688
Buildings		14,288		3,413		(412)		17,289

	~~W~~	52,921	~~W~~	26,468	~~W~~	(412)	~~W~~	78,977

Property and equipment insured as of September 30, 2012 and December 31, 2011, are as follows:

(in millions of Korean won)		Insurance coverage				Insurance company
Type	Assets insured	Sep. 30, 2012		Dec. 31, 2011
General property insurance	Buildings[1]	~~W~~	1,072,609	~~W~~	1,061,097	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		150,290		134,595
	Equipment and vehicles and others		184,013		179,804

		~~W~~	1,406,912	~~W~~	1,375,496

[1]	Buildings include office buildings, investment properties and assets held for sale.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

15. Intangible Assets

The details of intangible assets as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	251,209	~~W~~	—	~~W~~	—	~~W~~	251,209
Other intangible assets		807,100		(507,950)		(12,796)		286,354

	~~W~~	1,058,309	~~W~~	(507,950)	~~W~~	(12,796)	~~W~~	537,563

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	143,209	~~W~~	—	~~W~~	—	~~W~~	143,209
Other intangible assets		760,538		(421,380)		(13,926)		325,232

	~~W~~	903,747	~~W~~	(421,380)	~~W~~	(13,926)	~~W~~	468,441

The details of goodwill as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012				Dec. 31, 2011
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		70,265
Powernet Technologies Co., Ltd.		6,454		6,454		6,454		6,454
KB Savings Bank Co., Ltd.		108,000		108,000		—		—

	~~W~~	251,209	~~W~~	251,209	~~W~~	143,209	~~W~~	143,209

There is no change in goodwill for the nine-month periods ended September 30, 2012 and 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2011, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank				KB Cambodia Bank		KB Investment Securities		Powernet Technologies Co., Ltd.		Total
	Retail Banking		Corporate Banking
Carrying amounts	~~W~~	49,315	~~W~~	15,973	~~W~~	1,202	~~W~~	70,265	~~W~~	6,454	~~W~~	143,209
Recoverable amount exceeded carrying amount		114,763		96,851		893		48,176		1,157		261,840
Discount rate (%)		16.0		15.0		18.9		16.4		15.5
Permanent growth rate(%)		2.3		2.3		4.7		2.3		2.3

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ~~W~~ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by adjusting the amount obtained from the sale of similar cash-generating units, reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and cover a maximum period of five years. The future cash flows after a maximum period of five years are estimated on the assumption that the future cash flows will increase by 2.3% for Retail Banking, Corporate Banking, KB Investment Securities, and Powernet Technologies Co., Ltd., and 4.7% for KB Cambodia Bank every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The details of intangible assets, excluding goodwill, as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,420	~~W~~	(990)	~~W~~	—	~~W~~	430
Software		589,775		(416,176)		—		173,599
Other intangible assets		192,492		(75,750)		(12,796)		103,946
Finance leases assets		23,413		(15,034)		—		8,379

	~~W~~	807,100	~~W~~	(507,950)	~~W~~	(12,796)	~~W~~	286,354

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,025	~~W~~	(919)	~~W~~	—	~~W~~	106
Software		556,739		(340,421)		—		216,318
Other intangible assets		183,714		(69,396)		(13,926)		100,392
Finance leases assets		19,060		(10,644)		—		8,416

	~~W~~	760,538	~~W~~	(421,380)	~~W~~	(13,926)	~~W~~	325,232

The changes in intangible assets, excluding goodwill, for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	~~W~~	106	~~W~~	402	~~W~~	—	~~W~~	—	~~W~~	(72)	~~W~~	(6)	~~W~~	430
Software		216,318		34,009		(280)		—		(76,443)		(5)		173,599
Other intangible assets		100,392		13,945		(3,946)		—		(6,421)		(24)		103,946
Finance leases assets		8,416		4,353		—		—		(4,390)		—		8,379

	~~W~~	325,232	~~W~~	52,709	~~W~~	(4,226)	~~W~~	—	~~W~~	(87,326)	~~W~~	(35)	~~W~~	286,354

[1]	Including ~~W~~ 34 million recorded in other operating expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)	Sep. 30, 2011
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	~~W~~	85	~~W~~	25	~~W~~	—	~~W~~	—	~~W~~	(31)	~~W~~	6	~~W~~	85
Software		257,537		29,850		—		435		(80,432)		—		207,390
Other intangible assets		96,312		28,188		(9,503)		(435)		(4,069)		21		110,514
Finance leases assets		7,777		5,404		—		—		(3,574)		—		9,607

	~~W~~	361,711	~~W~~	63,467	~~W~~	(9,503)	~~W~~	—	~~W~~	(88,106)	~~W~~	27	~~W~~	327,596

[1]	Including ~~W~~ 31 million recorded in other operating expenses in the statement of comprehensive income.

The changes in accumulated impairment losses on intangible assets for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Beginning		Impairment		Reversal		Others		Ending
Accumulated impairment losses on intangible assets	~~W~~	(13,926)	~~W~~	—	~~W~~	—	~~W~~	1,130	~~W~~	(12,796)

(In millions of Korean won)	Sep. 30, 2011
	Beginning		Impairment		Reversal		Others		Ending
Accumulated impairment losses on intangible assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Assets		Liabilities		Net amount

Other provisions	~~W~~	111,138	~~W~~	(89)	~~W~~	111,049
Allowances for loan losses		339		(2,486)		(2,147)
Impairment losses on property and equipment		2,577		—		2,577
Interest on equity index-linked deposits		783		—		783
Share-based payments		5,762		—		5,762
Provisions for guarantees		57,618		—		57,618
Losses(gains) from valuation on derivatives		1,942		(61,445)		(59,503)
Present value discount		2,624		(6,566)		(3,942)
Losses(gains) from fair value hedged item		28,306		—		28,306
Accrued interest		—		(66,833)		(66,833)
Deferred loan origination fees and costs		3,846		(89,720)		(85,874)
Gains from revaluation		—		(276,314)		(276,314)
Investments in subsidiaries and others		39,783		(57,518)		(17,735)
Derivative linked securities		292,838		(290,810)		2,028
Others		425,558		(307,402)		118,156

		973,114		(1,159,183)		(186,069)
Off-setting of deferred income tax assets and liabilities		(951,426)		951,426		—

	~~W~~	21,688	~~W~~	(207,757)	~~W~~	(186,069)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Assets		Liabilities		Net amount

Other provisions	~~W~~	113,752	~~W~~	(115)	~~W~~	113,637
Allowances for loan losses		200		(2,574)		(2,374)
Impairment losses on property and equipment		3,065		—		3,065
Interest on equity index-linked deposits		1,785		—		1,785
Share-based payments		4,069		—		4,069
Provisions for guarantees		75,326		—		75,326
Losses(gains) from valuation on derivatives		1,584		(109,427)		(107,843)
Present value discount		3,770		(12,603)		(8,833)
Losses(gains) from fair value hedged item		26,522		—		26,522
Accrued interest		—		(91,147)		(91,147)
Deferred loan origination fees and costs		49		(96,848)		(96,799)
Gains from revaluation		—		(276,505)		(276,505)
Investments in subsidiaries and others		24,943		(41,541)		(16,598)
Derivative linked securities		444,766		(446,837)		(2,071)
Others		433,962		(254,709)		179,253

		1,133,793		(1,332,306)		(198,513)
Off-setting of deferred income tax assets and liabilities		(1,111,464)		1,111,464		—

	~~W~~	22,329	~~W~~	(220,842)	~~W~~	(198,513)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 63,249 million associated with investment in subsidiaries and associates as of September 30, 2012, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from consolidation with Housing and Commercial Bank as of September 30, 2012.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 2,382,621 million associated with investments in subsidiaries and others as of September 30, 2012, because it is not probable that the temporary differences will reverse in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~ 505 million, ~~W~~ 465 million, ~~W~~ 80,204 million and ~~W~~ 87,541 million associated with share-based payments, other provisions, loss on SPE repurchase and others, respectively, as of September 30, 2012, due to the uncertainty that these will be realized in the future.

The changes in cumulative temporary differences for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	~~W~~	109,596	~~W~~	109,596	~~W~~	116,966	~~W~~	116,966
Other provisions		470,507		430,916		420,319		459,910
Allowances for loan losses		827		145		740		1,422
Impairment losses on property and equipment		12,666		12,666		10,647		10,647
Deferred loan origination fees and costs		204		204		15,963		15,963
Interest on equity index-linked deposits		7,378		7,119		2,977		3,236
Share-based payments		19,359		19,359		24,315		24,315
Provisions for guarantees		311,263		311,263		238,090		238,090
Gains(losses) from valuation on derivatives		6,548		6,604		8,080		8,024
Present value discount		15,579		15,579		10,842		10,842
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,401,419		931,574		72,961		2,542,806
Derivative linked securities		1,837,877		1,837,877		1,210,076		1,210,076
Others		1,847,055		1,118,670		1,119,065		1,847,450

		8,120,482		4,801,572		3,251,041		6,569,951

Unrecognized deferred income tax assets:
Share-based payments		2,546						505
Other provisions		365						465
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,299,083						2,382,621
Others		88,939						87,541

		4,649,345						4,018,615

Tax rate (%)[1]		24.2						24.2

Total deferred income tax assets from deductible temporary differences	~~W~~	1,133,793					~~W~~	973,114

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)	Sep. 30, 2012
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	~~W~~	(381,276)	~~W~~	(282,637)	~~W~~	(183,598)	~~W~~	(282,237)
Allowances for loans losses		(10,636)		(383)		(18)		(10,271)
Deferred loan origination fees and costs		(400,199)		(400,199)		(370,745)		(370,745)
Gains(losses) from valuation on derivatives		(452,200)		(452,200)		(253,917)		(253,917)
Present value discount		(57,287)		—		27,441		(29,846)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,581)		(788)		—		(1,141,793)
Investments in subsidiaries and others		(5,345,703)		(2,035)		(258,994)		(5,602,662)
Derivative linked securities		(1,846,433)		(1,846,433)		(1,201,694)		(1,201,694)
Others		(1,058,606)		(186,101)		(416,674)		(1,289,179)

		(10,760,209)		(3,170,776)		(2,658,199)		(10,247,632)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(53,293)						(63,249)

		(10,641,628)						(10,119,095)

Tax rate (%)[1]		24.2						24.2

Total deferred income tax assets from deductible temporary differences	~~W~~	(1,332,306)					~~W~~	(1,159,183)

[1]	The tax rate has been changed to 24.2 % from 2012 due to amendment of tax law in 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)	Sep. 30, 2011
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	~~W~~	129,178	~~W~~	129,178	~~W~~	91,618	~~W~~	91,618
Other provisions		584,999		859,347		801,660		527,312
Allowances for loan losses		20,269		19,293		4,080		5,056
Impairment losses on property and equipment		6,904		6,904		7,192		7,192
Deferred loan origination fees and costs		171		485		560		246
Interest on equity index-linked deposits		10,388		9,890		7,373		7,871
Share-based payments		30,271		30,271		18,147		18,147
Provisions for guarantees		414,048		428,289		348,761		334,520
Gains(losses) from valuation on derivatives		4,468		4,439		7,501		7,530
Present value discount		—		—		12,866		12,866
Dividends from SPEs		2,563		2,563		—		—
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,484,474		49,510		7,329		3,442,293
Others		1,394,001		1,352,222		1,563,080		1,604,859

		6,161,938		2,892,391		2,870,167		6,139,714

Unrecognized deferred income tax assets:
Share-based payments		15,834						3,242
Other provisions		1,477						365
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,272,930						3,260,388
Others		92,307						93,546

		2,699,186						2,701,969

Tax rate (%)[1]		24.2, 22.0						24.2, 22.0

Total deferred income tax assets from deductible temporary differences	~~W~~	641,672					~~W~~	624,615

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)	Sep. 30, 2011
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	~~W~~	(405,417)	~~W~~	(300,823)	~~W~~	(208,386)	~~W~~	(312,980)
Allowances for loans losses		(57,578)		(40,661)		—		(16,917)
Deferred loan origination fees and costs		(312,168)		(311,854)		(375,908)		(376,222)
Advanced depreciation provisions		(460,918)		(460,918)		—		—
Gains(losses) from valuation on derivatives		(502,897)		(502,897)		(516,221)		(516,221)
Present value discount		(70,994)		(52,423)		(4,026)		(22,597)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,809)		(9,520)		(9,302)		(1,142,591)
Investments in subsidiaries and others		(3,258,119)		(24,693)		(1,815,407)		(5,048,833)
Others		(882,777)		(246,705)		(397,909)		(1,033,981)

		(7,158,965)		(1,950,494)		(3,327,159)		(8,535,630)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(26,894)						(79,090)

		(7,066,783)						(8,391,252)

Tax rate (%)[1]		24.2, 22.0						24.2, 22.0

Total deferred income tax assets from deductible temporary differences	~~W~~	(921,202)					~~W~~	(797,446)

[1]

The 24.2% has been applied for the assets or liabilities expected to be realized settled in the year ended December 31, 2011. And 22.0% has been applied for the assets or liabilities expected to be realized or settled for periods after December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

17. Other Assets

The details of other assets as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Other financial assets
Other receivables	~~W~~	6,539,749	~~W~~	2,470,405
Receivables in gold		2,798		107
Accrued income		1,146,724		1,253,034
Guarantee deposits		1,360,586		1,333,370
Domestic exchange settlement debits		1,054,023		1,403,284
Others		560,981		304,694
Allowances for loan losses		(549,830)		(353,905)
Present value discount		(1,104)		(1,084)

		10,113,927		6,409,905

Other non-financial assets
Other receivables		2,005		7,300
Prepaid expenses		297,721		307,742
Guarantee deposits		4,291		3,149
Insurance assets		157,979		128,450
Separate account assets		638,964		538,179
Others		112,646		92,133
Allowances on other asset		(7,947)		(8,339)

		1,205,659		1,068,614

	~~W~~	11,319,586	~~W~~	7,478,519

The changes in allowances for loan losses on other assets for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	353,905	~~W~~	8,339	~~W~~	362,244
Written-off		(29,445)		(4,414)		(33,859)
Provision		18,388		4,022		22,410
Others		206,982		—		206,982

Ending	~~W~~	549,830	~~W~~	7,947	~~W~~	557,777

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)	Sep. 30, 2011
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	364,530	~~W~~	24,210	~~W~~	388,740
Written-off		(16,432)		(19,345)		(35,777)
Provision (reversal)		4,461		(946)		3,515
Others		(3,256)		—		(3,256)

Ending	~~W~~	349,303	~~W~~	3,919	~~W~~	353,222

18. Assets held for sale

The details of assets held for sale as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	~~W~~	7,246	~~W~~	(4,086)	~~W~~	3,160	~~W~~	3,160
Land		7,492		(3,598)		3,894		3,894

	~~W~~	14,738	~~W~~	(7,684)	~~W~~	7,054	~~W~~	7,054

(In millions of Korean won)	Dec. 31, 2011
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	~~W~~	8,371	~~W~~	(3,746)	~~W~~	4,625	~~W~~	4,625
Land		7,807		(2,501)		5,306		5,306

	~~W~~	16,178	~~W~~	(6,247)	~~W~~	9,931	~~W~~	9,931

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The changes in accumulated impairment losses of assets held for sale for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)
Sep. 30, 2012
Beginning		Provision		Reversal		Others		Ending
~~W~~	(6,247)	~~W~~	(5,868)	~~W~~	—	~~W~~	4,431	~~W~~	(7,684)

(In millions of Korean won)
Sep. 30, 2011
Beginning		Provision		Reversal		Others		Ending
~~W~~	(3,653)	~~W~~	(2,020)	~~W~~	420	~~W~~	1,025	~~W~~	(4,228)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

As of September 30, 2012, assets held for sale consist of eight real estate of closed offices and one real estate acquired through execution of security right, which the management of the Group was committed to a plan to sell, but not yet sold by September 30, 2012. As of reporting date, four assets out of the above assets held for sale are under negotiation for sale and the remaining five assets are also being actively marketed.

19. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Financial liabilities held for trading
Securities sold	~~W~~	895,462	~~W~~	522,112
Other		39,466		28,761

		934,928		550,873

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		786,749		837,206

		786,749		837,206

Total financial liabilities at fair value through profit or loss	~~W~~	1,721,677	~~W~~	1,388,079

The details of credit risk of financial liabilities designated at fair value through profit or loss as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Financial liabilities designated at fair value through profit or loss	~~W~~	786,749	~~W~~	837,206
Changes in fair value resulting from changes in the credit risk		3,536		(9,442)
Accumulated changes in fair value resulting from changes in the credit risk		(5,906)		(9,442)

20. Deposits

Deposits as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Deposits	~~W~~	197,215,545	~~W~~	190,337,890
Deferred financing costs		(13)		(300)

	~~W~~	197,215,532	~~W~~	190,337,590

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The details of deposits as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Demand deposits in Korean won
Checking deposits	~~W~~	261,792	~~W~~	146,658
Household checking deposits		434,204		434,134
Special deposits		2,611,528		2,691,674
Ordinary deposits		20,632,101		20,581,481
Public fund deposits		42,539		85,895
Treasury deposits		28,173		7,539
General savings deposits		24,418,416		23,471,543
Corporate savings deposits		9,013,178		10,209,575
Nonresident’s deposit in Korean won		53,362		128,630
Nonresident’s free deposit in Korean won		14,033		15,672
Others		248,328		308,181

		57,757,654		58,080,982

Demand deposits in foreign currencies
Checking deposits		110,982		71,838
Ordinary deposits		2,040,243		1,661,358
Special deposits		787		1,145
Others		7,690		9,436

		2,159,702		1,743,777

		59,917,356		59,824,759

Time deposits in Korean won
Time deposits		119,267,258		114,868,739
Installment savings deposits		6,444,396		5,454,573
Good-sum formation savings		33,920		338
Workers’ savings for housing		—		2
Nonresident’s deposit in Korean won		198,378		193,765
Long-term savings deposits for workers		1,743		1,862
Nonresident’s free deposit in Korean won		85,730		85,875
Long-term housing savings deposits		3,130,676		3,309,833
Long-term savings for households		215		247
Preferential savings deposits for workers		386		489
Mutual installment deposits		1,119,314		1,273,806
Mutual installment for housing		1,042,843		1,173,404
Others		183		196

		131,325,042		126,363,129

Time deposits in foreign currencies
Time deposits		4,197,862		2,604,603
Installment savings deposits		2,447		1,201
Others		20,885		23

		4,221,194		2,605,827

		135,546,236		128,968,956

Certificates of deposits		1,751,953		1,544,175

Total deposits	~~W~~	197,215,545	~~W~~	190,337,890

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

21. Debts

The details of debts as of September 30, 2012 and December 31, 2011, consist of:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Borrowings	~~W~~	13,182,311	~~W~~	14,091,973
Bonds sold under repurchase agreements and others		1,517,364		1,590,400
Call money		5,043,006		1,141,465

	~~W~~	19,742,681	~~W~~	16,823,838

The details of borrowings as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	Sep. 30, 2012		Dec. 31, 2011
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.50	~~W~~	749,050	~~W~~	650,616
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		623,835		690,750
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.61 ~ 5.83		124,988		405,033
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	1.51 ~ 3.86		249,805		91,254
	Other borrowings	Small & Medium Business Corporation and others	0.50 ~ 6.04		3,289,988		3,538,983

					5,037,666		5,376,636

Borrowings in foreign currencies	Due to banks	Korea Exchange Bank and others	0.00 ~ 1.00		143,600		28,194
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.38 ~ 5.74		4,732,934		4,694,199
	Off-shore borrowings in foreign currencies	Sumitomo Mitsui Banking Corp. and others	0.37 ~ 3.32		812,535		1,019,279
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,455,576		2,973,665

					8,144,645		8,715,337

				~~W~~	13,182,311	~~W~~	14,091,973

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The details of bonds sold under repurchase agreements and others as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	Sep. 30, 2012		Dec. 31, 2011

Bonds sold under repurchase agreements	Individuals, Groups, Corporations	1.39 ~ 7.30	~~W~~	1,419,037	~~W~~	1,511,875
Bills sold	Counter sale	1.79 ~ 3.75		98,327		78,525

			~~W~~	1,517,364	~~W~~	1,590,400

The details of call money as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	Sep. 30, 2012		Dec. 31, 2011

Call money in Korean won	Samsung Asset Management Co., Ltd. and others	2.81 ~ 3.11	~~W~~	3,753,100	~~W~~	314,200
Call money in foreign currencies	Centralbank Uzbekistan and others	0.20 ~ 2.90		1,289,906		827,265

			~~W~~	5,043,006	~~W~~	1,141,465

Call money and borrowings from financial institutions as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Bank of Korea		Other Banks		Others		Total
Call money	~~W~~	—	~~W~~	3,224,072	~~W~~	1,818,934	~~W~~	5,043,006
Borrowings		749,050		7,900,617		1,311,251		9,960,918

	~~W~~	749,050	~~W~~	11,124,689	~~W~~	3,130,185	~~W~~	15,003,924

(In millions of Korean won)	Dec. 31, 2011
	Bank of Korea		Other Banks		Others		Total
Call money	~~W~~	—	~~W~~	932,410	~~W~~	209,055	~~W~~	1,141,465
Borrowings		650,616		9,064,282		1,216,359		10,931,257

	~~W~~	650,616	~~W~~	9,996,692	~~W~~	1,425,414	~~W~~	12,072,722

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

22. Debentures

The details of debentures as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Annual interest rate (%)	Sep. 30, 2012		Dec. 31, 2011
Debentures in Korean won
Hybrid capital instrument	8.50	~~W~~	100,000	~~W~~	100,000
Structured debentures	2.00 ~ 8.62		1,749,238		3,424,238
Subordinated fixed rate debentures in Korean won	3.40 ~ 7.70		7,199,805		7,995,571
Fixed rate debentures in Korean won	2.77 ~ 7.95		10,483,720		10,791,612
Floating rate debentures in Korean won	3.23 ~ 4.53		884,258		803,258

			20,417,021		23,114,679

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			25,173		15,964
Fair value adjustments on valuation of fair value hedged items (prior year portion)			52,024		42,494

			77,197		58,458

Discount or premium on debentures in Korean won
Discount on debentures			(24,193)		(52,290)

			20,470,025		23,120,847

Debentures in foreign currencies
Floating rate debentures	0.87 ~ 4.95		820,600		1,309,606
Fixed rate debentures	0.60 ~ 7.25		2,708,157		2,705,167

			3,528,757		4,014,773

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(17,929)		47,986
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(70,693)		(90,778)

			(88,622)		(42,792)

Discount or premium on debentures in foreign currencies
Discount on debentures			(16,679)		(22,949)

			3,423,456		3,949,032

		~~W~~	23,893,481	~~W~~	27,069,879

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The changes in debentures based on face value for the nine-month period ended September 30, 2012, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000
Structured debentures		3,424,238		310,000		(1,985,000)		—		1,749,238
Subordinated fixed rate debentures in Korean won		7,995,571		1,200,000		(1,995,766)		—		7,199,805
Fixed rate debentures in Korean won		10,791,612		4,495,300		(4,803,192)		—		10,483,720
Floating rate debentures in Korean won		803,258		531,000		(450,000)		—		884,258

		23,114,679		6,536,300		(9,233,958)		—		20,417,021

Debentures in foreign currencies
Floating rate debentures		1,309,606		143,659		(599,744)		(32,921)		820,600
Fixed rate debentures		2,705,167		1,011,424		(984,904)		(23,530)		2,708,157

		4,014,773		1,155,083		(1,584,648)		(56,451)		3,528,757

	~~W~~	27,129,452	~~W~~	7,691,383	~~W~~	(10,818,606)	~~W~~	(56,451)	~~W~~	23,945,778

The changes in debentures based on face value for the nine-month period ended September 30, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000
Structured debentures		3,684,341		500,000		(740,103)		—		3,444,238
Subordinated fixed rate debentures in Korean won		7,323,268		500,000		(125,967)		—		7,697,301
Fixed rate debentures in Korean won		13,273,928		5,742,100		(8,013,389)		—		11,002,639
Floating rate debentures in Korean won		833,258		480,000		(550,000)		—		763,258

		25,214,795		7,222,100		(9,429,459)		—		23,007,436

Debentures in foreign currencies
Floating rate debentures		1,686,459		318,900		(144,366)		106,443		1,967,436
Fixed rate debentures		2,337,759		353,850		(33,217)		76,998		2,735,390

		4,024,218		672,750		(177,583)		183,441		4,702,826

	~~W~~	29,239,013	~~W~~	7,894,850	~~W~~	(9,607,042)	~~W~~	183,441	~~W~~	27,710,262

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

23. Provisions

The details of provisions as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011

Provisions for unused loan commitments	~~W~~	240,098	~~W~~	259,427
Provisions for acceptances and guarantees		238,143		311,502
Provisions for financial guarantee contracts		7,265		7,959
Provisions for asset retirement obligation		64,532		60,059
Other		143,964		158,792

	~~W~~	694,002	~~W~~	797,739

Provisions for unused loan commitments as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	~~W~~	39,740,726	~~W~~	92,946	0.23
Retail loan commitments		14,804,677		43,244	0.29
Credit line on credit cards		39,204,900		103,908	0.27

	~~W~~	93,750,303	~~W~~	240,098	0.26

(In millions of Korean won)	Dec. 31, 2011
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	~~W~~	36,365,468	~~W~~	102,301	0.28
Retail loan commitments		14,632,998		44,499	0.30
Credit line on credit cards		39,070,550		112,627	0.29

	~~W~~	90,069,016	~~W~~	259,427	0.29

Provisions for acceptances and guarantees as of September 30, 2012 and December 31, 2011, are as follows:

	Sep. 30, 2012
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	~~W~~	1,881,503	~~W~~	36,912	1.96
Confirmed acceptances and guarantees in foreign currencies		3,882,396		94,584	2.44
Unconfirmed acceptances and guarantees		4,539,572		106,647	2.35

	~~W~~	10,303,471	~~W~~	238,143	2.31

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

	Dec. 31, 2011
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	~~W~~	1,605,167	~~W~~	39,318	2.45
Confirmed acceptances and guarantees in foreign currencies		4,242,061		119,548	2.82
Unconfirmed acceptances and guarantees		5,695,456		152,636	2.68

	~~W~~	11,542,684	~~W~~	311,502	2.70

The changes in provisions for unused loan commitments, acceptances and guarantees for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	~~W~~	259,427	~~W~~	311,502	~~W~~	570,929
Effects of changes in foreign exchange rate		(348)		(5,075)		(5,423)
Reversal		(18,981)		(68,284)		(87,265)

Ending	~~W~~	240,098	~~W~~	238,143	~~W~~	478,241

(In millions of Korean won)	Sep. 30, 2011
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	~~W~~	284,667	~~W~~	414,254	~~W~~	698,921
Effects of changes in foreign exchange rate		355		6,600		6,955
Reversal		(25,438)		(85,753)		(111,191)

Ending	~~W~~	259,584	~~W~~	335,101	~~W~~	594,685

The changes in provisions for financial guarantee contracts for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011
Beginning	~~W~~	7,959	~~W~~	18,866
Reversal		(694)		(4,629)

Ending	~~W~~	7,265	~~W~~	14,237

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The changes in provisions for asset retirement obligation for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011

Beginning	~~W~~	60,059	~~W~~	49,461
Provision		3,497		5,275
Reversal		—		(94)
Used		(823)		(1,470)
Unwinding of discount		1,820		2,041
Effects of changes in discount rate		(21)		—

Ending	~~W~~	64,532	~~W~~	55,213

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Membership rewards program	~~W~~	13,344	~~W~~	13,495
Dormant accounts		12,084		11,292
Litigations		51,438		49,286
Others		67,098		84,719

	~~W~~	143,964	~~W~~	158,792

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The changes in other provisions for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	13,495	~~W~~	11,292	~~W~~	49,286	~~W~~	84,719	~~W~~	158,792
Increase		11,659		7,507		9,269		5,573		34,008
Decrease		(11,810)		(6,715)		(7,117)		(23,194)		(48,836)

Ending	~~W~~	13,344	~~W~~	12,084	~~W~~	51,438	~~W~~	67,098	~~W~~	143,964

(In millions of Korean won)
	Sep. 30, 2011
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	12,437	~~W~~	9,773	~~W~~	6,200	~~W~~	224,412	~~W~~	252,822
Increase		13,289		4,239		15,285		10,007		42,820
Decrease		(11,766)		(5,531)		(4,697)		(90,186)		(112,180)

Ending	~~W~~	13,960	~~W~~	8,481	~~W~~	16,788	~~W~~	144,233	~~W~~	183,462

24. Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The changes in the defined benefit obligation for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011
Present value of defined benefit obligation (beginning)	~~W~~	728,884	~~W~~	491,989
Current service cost		116,159		107,836
Interest cost		23,375		18,502
Actuarial gains(losses)		75,440		—
Exchange difference on foreign plans		(14)		45
Benefits paid		(23,097)		(16,262)
Curtailments		(211)		(827)
Settlements		(313)		(925)

Present value of defined benefit obligation (ending)	~~W~~	920,223	~~W~~	600,358

The changes in the fair value of plan assets for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011
Fair value of plan assets (beginning)	~~W~~	600,396	~~W~~	366,526
Expected return on plan assets		18,744		11,448
Actuarial gains(losses)		1,035		1,079
Contributions		57,656		103,416
Benefits paid		(23,030)		(17,763)
Settlements		(134)		—

Fair value of plan assets (ending)	~~W~~	654,667	~~W~~	464,706

The details of defined benefit liabilities as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Present value of defined benefit obligation	~~W~~	920,223	~~W~~	728,884
Fair value of plan assets		(654,667)		(600,396)

Defined benefit liability	~~W~~	265,556	~~W~~	128,488

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011
Current service cost	~~W~~	116,159	~~W~~	107,836
Interest cost		23,375		18,502
Expected return on plan assets		(18,744)		(11,448)
Actuarial losses(gains)		74,405		(1,079)
Curtailments		(211)		(827)

Post-employment benefits[1]	~~W~~	194,984	~~W~~	112,984

[1]

Post-employment benefits amounting to ~~W~~ 527 million and ~~W~~ 576 million for the nine-month periods ended September 30, 2012 and 2011, respectively, are recognized as other operating expense in the statements of comprehensive income.

The actual return on plan assets is ~~W~~ 19,779 million and ~~W~~ 12,527 million for the nine-month periods ended September 30, 2012 and 2011, respectively.

The details of plan assets as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Time deposits	~~W~~	654,667	~~W~~	600,396

Key actuarial assumptions used as of September 30, 2012 and December 31, 2011, are as follows:

Ratio (%)
	Sep. 30, 2012	Dec. 31, 2011
Discount rate	3.37 ~ 4.32	3.76 ~ 4.40
Expected return on plan assets	3.20 ~ 4.19	3.20 ~ 4.19
Future salary increase rate	0.00 ~ 10.00	0.00 ~ 10.00

Mortality assumptions are based on the 2009 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each item as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Present value of defined benefits obligation	~~W~~	920,223	~~W~~	728,884
Fair value of plan assets		(654,667)		(600,396)
		265,556		128,488
Adjustments to defined benefits obligation		75,440		40,685
Adjustments to plan assets		(1,035)		(982)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

25. Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Other financial liabilities
Other payables	~~W~~	6,912,746	~~W~~	3,000,703
Prepaid card and debit card		26,556		20,151
Accrued expenses		4,395,953		4,219,075
Financial guarantee liabilities		8,394		7,217
Deposits for letter of guarantees and others		108,873		154,542
Domestic exchange settlement credits		174,002		133,568
Foreign exchanges settlement credits		84,702		88,480
Borrowings from other business account		6,311		11,827
Other payables from trust accounts		1,962,858		1,918,766
Liability Incurred by agency relationship		262,800		197,537
Account for agency businesses		487,896		134,256
Dividend payables		496		—
Other payables from factored receivables		68,483		—
Others		49,720		75,983

		14,549,790		9,962,105

Other non-financial liabilities
Other payables		33,740		126,666
Unearned revenue		123,216		125,190
Accrued expenses		346,484		184,412
Deferred revenue on credit card points		98,134		106,132
Withholding taxes		64,107		154,478
Insurance liabilities		4,674,233		3,531,436
Separate account liabilities		645,366		543,819
Others		114,951		351,931

		6,100,231		5,124,064

	~~W~~	20,650,021	~~W~~	15,086,169

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

26. Equity

26.1 Share capital

The details of outstanding shares of the Parent Company as of September 30, 2012 and December 31, 2011, are as follows:

	Ordinary shares
	Sep. 30, 2012		Dec. 31, 2011
Number of shares authorized		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693
Par value per share	~~W~~	5,000	~~W~~	5,000
Share capital stock[1]	~~W~~	1,931,758	~~W~~	1,931,758

[1]	In millions of Korean won.

26.2 Capital surplus

The details of capital surplus as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Share premium	~~W~~	12,226,596	~~W~~	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,182,248		4,183,772

	~~W~~	15,840,300	~~W~~	15,841,824

The changes in the loss on sale of treasury shares for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)
Sep. 30, 2012
Beginning		Changes	Tax effect	Ending
~~W~~	(568,544)	—	—	~~W~~	(568,544)

(In millions of Korean won)
Sep. 30, 2011
Beginning		Changes	Tax effect	Ending
~~W~~	(420,484)	(195,285)	47,225	~~W~~	(568,544)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

26.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Exchange differences on translating foreign operations	~~W~~	(7,744)	~~W~~	(1,465)
Change in value of available-for-sale financial assets		439,653		200,275
Change in value of held-to-maturity financial assets		(1,332)		(1,652)
Shares of other comprehensive income of associates		(25,319)		(4,195)
Cash flow hedges		(4,601)		(1,321)

	~~W~~	400,657	~~W~~	191,642

26.4 Retained earnings

The details of retained earnings as of September 30, 2012 and December 31, 2011, consist of:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Legal reserves[1]	~~W~~	124,014	~~W~~	124,014
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		5,129,311		3,846,737

	~~W~~	6,235,325	~~W~~	4,952,751

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The details of the regulatory reserve for credit losses as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	1,937,967	~~W~~	1,816,074
Non-controlling interests		1,121		643

	~~W~~	1,939,088	~~W~~	1,816,717

The adjustments to the regulatory reserve for credit losses as of September 30, 2012 and 2011, are as follows:

(In millions of Korean won, except earnings per share)	Sep. 30, 2012				Sep. 30, 2011
	Three months		Nine months		Three months		Nine months
Provision(reversal) of regulatory reserve for credit losses	~~W~~	24,512	~~W~~	121,893	~~W~~	326,736	~~W~~	222,313
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[1]		385,591		1,438,854		252,336		1,931,644
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		998		3,724		658		5,353
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		996		3,715		656		5,342

[1]

Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

27. Net Interest Income

The details of interest income and interest expense for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012				Sep. 30, 2011
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions	~~W~~	43,843	~~W~~	116,772	~~W~~	25,147	~~W~~	51,974
Loans		3,115,077		9,397,032		3,151,873		9,004,921
Financial investments
Available-for-sale financial assets		202,361		601,762		199,994		578,862
Held-to-maturity financial assets		152,768		478,539		171,753		524,764
Other		41,760		139,371		44,879		137,284

		3,555,809		10,733,476		3,593,646		10,297,805

Interest expenses
Deposits		1,351,988		4,062,157		1,300,106		3,615,762
Debts		101,702		306,475		84,209		234,392
Debentures		306,903		950,081		374,692		1,146,041
Other		15,290		50,146		22,619		55,387

		1,775,883		5,368,859		1,781,626		5,051,582

Net interest income	~~W~~	1,779,926	~~W~~	5,364,617	~~W~~	1,812,020	~~W~~	5,246,223

Interest income recognized on impaired loans and financial investments amounts to ~~W~~ 92,104 million (2011: ~~W~~ 91,371 million) and ~~W~~ 155 million (2011: ~~W~~ 149 million), respectively, for the nine-month periods ended September 30, 2012 and 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

28. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012				Sep. 30, 2011
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	~~W~~	42,759	~~W~~	127,260	~~W~~	46,863	~~W~~	143,782
Lending activity fees		24,507		68,049		21,926		66,943
Credit card related fees and commissions		298,710		885,762		288,915		833,912
Debit card related fees and commissions		54,802		161,181		48,961		143,477
Agent activity fees		72,729		216,112		65,982		179,527
Trust and other fiduciary fees		40,457		132,746		39,188		125,250
Fund management related fees		20,862		59,707		18,938		56,022
Guarantee fees		8,430		24,950		8,657		25,765
Foreign currency related fees		27,149		83,900		28,636		86,003
Commissions from transfer agent services		42,330		131,430		52,816		165,726
Other business account commission on consignment		7,273		22,957		8,737		165,296
Securities brokerage fees		16,335		51,947		21,278		63,575
Other		63,264		132,484		27,272		77,542

		719,607		2,098,485		678,169		2,132,820

Fee and commission expense
Trading activity related fees[1]		3,120		12,632		3,887		7,974
Lending activity fees		4,465		13,519		4,097		9,341
Credit card related fees and commissions		249,330		764,914		232,499		591,713
Outsourcing related fees		15,834		45,153		17,781		46,165
Foreign currency related fees		3,019		8,522		2,387		6,869
Management fees of written-off loans		641		2,365		1,380		4,704
Other		15,869		53,564		16,732		73,911

		292,278		900,669		278,763		740,677

Net fee and commission income	~~W~~	427,329	~~W~~	1,197,816	~~W~~	399,406	~~W~~	1,392,143

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

29. Net gains or losses on financial assets/liabilities at fair value through profit or loss

29.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012				Sep. 30, 2011
	Three months		Nine months		Three months		Nine months
Financial assets held for trading
Debt securities	~~W~~	98,444	~~W~~	208,697	~~W~~	60,758	~~W~~	141,217
Equity securities		28,968		36,605		(63,276)		(55,989)

		127,412		245,302		(2,518)		85,228

Derivatives held for trading
Interest rate		(15,278)		(20,896)		(36,053)		(44,970)
Currency		158,423		552,076		163,742		644,153
Stock or stock index		(19,393)		10,868		(23,568)		63,333
Credit		—		—		63		259
Commodity		(178)		(235)		(84)		(134)
Other		(1,268)		(539)		661		844

		122,306		541,274		104,761		663,485

Financial liabilities held for trading		(28,091)		(51,842)		(9,503)		(48,932)

Other financial instruments		—		(16)		246		229

	~~W~~	221,627	~~W~~	734,718	~~W~~	92,986	~~W~~	700,010

29.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012				Sep. 30, 2011
	Three months		Nine months		Three months		Nine months
Financial assets designated at fair value through profit or loss	~~W~~	10,526	~~W~~	108,903	~~W~~	(61,966)	~~W~~	(59,748)
Financial liabilities designated at fair value through profit or loss		(23,717)		(137,931)		74,499		70,269

	~~W~~	(13,191)	~~W~~	(29,028)	~~W~~	12,533	~~W~~	10,521

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

30. Other operating income and expenses

The details of other operating income and expenses for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012				Sep. 30, 2011
	Three months		Nine months		Three months		Nine months
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	~~W~~	—	~~W~~	28	~~W~~	12	~~W~~	13
Gains on sale of available-for-sale financial assets		43,775		100,322		44,352		451,743

		43,775		100,350		44,364		451,756

Revenue related to held-to-maturity financial assets
Reversal of impairment losses on held-to-maturity financial assets		—		—		80		80

		—		—		80		80

Gains on foreign exchange transactions		136,556		684,991		591,027		1,183,088
Income related to insurance		432,665		1,461,812		283,286		673,494
Dividend income		26,767		78,947		28,537		80,110
Others		79,823		261,037		75,391		368,308

		719,586		2,587,137		1,022,685		2,756,836

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		4		5		—		—
Loss on sale of available-for-sale financial assets		3,101		6,716		4,677		13,118
Impairment on available-for-sale financial assets		163,552		171,080		20,183		47,607

		166,657		177,801		24,860		60,725

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		—		—		42		168

		—		—		42		168

Loss on foreign exchanges transactions		262,421		1,087,357		662,932		1,613,573
Expense related to insurance		457,686		1,509,455		301,480		731,448
Others		295,159		860,096		307,438		882,776

		1,181,923		3,634,709		1,296,752		3,288,690

Net other operating income (expenses)	~~W~~	(462,337)	~~W~~	(1,047,572)	~~W~~	(274,067)	~~W~~	(531,854)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

31. Employee Benefits

31.1 Details of employee benefits

The details of employee benefits for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012				Sep. 30, 2011
	Three months		Nine months		Three months		Nine months
Salaries and other short-term employee benefits	~~W~~	400,257	~~W~~	1,200,951	~~W~~	414,869	~~W~~	1,240,937
Post-employment benefits-defined benefit plans		113,636		194,457		36,421		112,408
Post-employment benefits-defined contribution plans		1,282		3,872		768		2,298
Termination benefits		(1,490)		(3,751)		(275)		(2,027)
Share-based payments[1]		9,077		12,191		(3,095)		(9,343)

	~~W~~	522,762	~~W~~	1,407,720	~~W~~	448,688	~~W~~	1,344,273

[1]	Reversal of share-based payments was due to the decrease in share price.

31.2 Share-based payments

31.2.1 Share options

The details of the share options as of September 30, 2012, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions
Series 15-1	2005.03.18	8	165,000	Service period: 3 years[3]
Series 15-2	2005.03.18	8	690,000	Service period: 3 years[4]
Series 17	2005.07.22	8	30,000	Service period: 3 years[4]
Series 18	2005.08.23	8	15,000	Service period: 3 years[4]
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			2,765,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercise price is indexed to the banking industry index.
[4]	The exercisability and number of shares are linked to certain performance conditions for the service period.

The changes in the number of granted share options and the weighted average exercise price for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In Korean won, except shares)
	Sep. 30, 2012
	Number of granted shares								Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Exercised		Expired		Ending
Series 12		54,250		—		54,250		—		—	—	—
Series 13-1		20,000		—		20,000		—		—	—	—
Series 15-1		125,362		—		—		125,362		125,362	54,656	0.46
Series 15-2		440,928		—		—		440,928		440,928	46,800	0.46
Series 17		29,441		—		—		29,441		29,441	49,200	0.81
Series 18		7,212		—		—		7,212		7,212	53,000	0.90
Series 19		751,651		—		—		751,651		751,651	77,063	1.48
Series 20		25,613		—		—		25,613		25,613	81,900	1.58
Series 21		18,987		—		—		18,987		18,987	76,600	2.07
Series 22		657,498		—		—		657,498		657,498	77,100	2.36
Series 23		15,246		—		—		15,246		15,246	84,500	2.48

		2,146,188		—		74,250		2,071,938		2,071,938

Weighted average exercise price	~~W~~	68,144	~~W~~	—	~~W~~	46,787	~~W~~	68,909	~~W~~	68,909

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In Korean won, except shares)
	Sep. 30, 2011
	Number of granted shares								Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Exercised		Expired		Ending
Series 10-1		40,063		23,385		16,678		—		—	—	—
Series 10-2		51,303		51,303		—		—		—	—	—
Series 11		5,091		5,091		—		—		—	—	—
Series 12		54,250		—		—		54,250		54,250	46,100	0.36
Series 13-1		20,000		—		—		20,000		20,000	48,650	0.48
Series 15-1		125,362		—		—		125,362		125,362	54,656	1.47
Series 15-2		450,928		10,000		—		440,928		440,928	46,800	1.47
Series 16		8,827		8,827		—		—		—	—	—
Series 17		29,441		—		—		29,441		29,441	49,200	1.81
Series 18		7,212		—		—		7,212		7,212	53,000	1.90
Series 19		751,651		—		—		751,651		751,651	77,063	2.48
Series 20		25,613		—		—		25,613		25,613	81,900	2.58
Series 21		18,987		—		—		18,987		18,987	76,600	3.08
Series 22		657,498		—		—		657,498		657,498	77,100	3.36
Series 23		15,246		—		—		15,246		15,246	84,500	3.48
Series Kookmin Credit Card -1		22,146		—		22,146		—		—	—	—
Series Kookmin Credit Card -2		9,990		—		9,990		—		—	—	—

		2,293,608		98,606		48,814		2,146,188		2,146,188

Weighted average exercise price	~~W~~	67,108	~~W~~	40,630	~~W~~	75,058	~~W~~	68,144	~~W~~	68,144

The weighted-average share price for share options exercised during the nine-month period ended September 30, 2011, was ~~W~~ 57,960.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 15-1 (Directors)	~~W~~	39,100	~~W~~	54,656	26.27	0.23	~~W~~	75	2.84	~~W~~	22
Series 15-2 (Directors)		39,100		46,800	26.27	0.23		75	2.84		204
Series 15-2 (Employees)		39,100		46,800	26.27	0.23		75	2.84		204
Series 17 (Directors)		39,100		49,200	26.10	0.40		131	2.84		302
Series 18 (Employees)		39,100		53,000	27.15	0.45		145	2.84		180
Series 19 (Directors)		39,100		76,726	27.86	0.74		239	2.84		14
Series 19 (Employees)		39,100		77,390	25.80	0.30		99	2.84		—
Series 20 (Employees)		39,100		81,900	26.10	0.40		130	2.84		—
Series 21 (Employees)		39,100		76,600	29.58	0.90		290	2.84		47
Series 22 (Directors)		39,100		77,100	39.00	1.18		379	2.84		589
Series 22 (Employees)		39,100		77,100	39.00	1.18		380	2.84		593
Series 23 (Non-executive directors)		39,100		84,500	38.44	1.24		397	2.83		387

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

31.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of September 30, 2012, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 1	2008.09.29	2,543	Services fulfillment , Achievement of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,1][0]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,1][0]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,1][0]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,1][0]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4],1[0]

		320,844

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(Kookmin Bank)
Series 23	2010.07.29	73,650	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,1][0]
Series 24	2010.08.03	25,707	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0,11]
Series 25	2010.08.12	18,472	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,1][0]
Series 27	2010.09.20	6,222	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0]
Series 28	2010.12.21	50,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0]
Series 29	2010.12.23	5,559	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0]
Series 31	2011.01.03	16,479	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 32	2011.03.24	7,986	Services fulfillment, Achievement of targets on the basis of non-market performance [9],1[0]
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0]
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0]
Series 35	2011.10.12	8,846	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,1][0]
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][0,12]
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 38	2012.01.01	171,100	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 39	2012.01.08	120,176	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 40	2012.08.01	8,978	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 41	2012.08.02	36,938	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Grant deferred in 2010	—	10,392	Satisfied
Grant deferred in 2011	—	26,884	Satisfied
Grant deferred in 2012	—	13,547	Satisfied

		702,663

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(Other subsidiaries)
Share granted in 2010	33,817	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][3]

Share granted in 2011	38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][3]
Share granted in 2012	65,308	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][3]

	138,056

	1,161,563

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]

The vesting condition is to fulfill of the remaining contracted service period. The number of granted shares to be compensated is determined based on the fulfillment of service requirements. The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirements.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% of certain granted shares will be compensated based on the accomplishment of targeted KPIs and the remaining 50% of those shares will be compensated based on the accomplishment of targeted relative TSR.

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative EPS ratio, the targeted relative TSR and qualitative indicators, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPIs and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS ratio and qualitative indicators, such as a trend of ROA of last two years, respectively.

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.
[10]	Certain portion of the granted shares is compensated over a maximum period of three- years.
[11]	Fair value of compensation per granted share is confirmed.
[12]	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other is determined by the targeted KPIs.
[13]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, MOU of the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on MOU of the Group and the targeted relative TSR, respectively.

The details of share grants linked to short-term performance as of September 30, 2012, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	6,149	Satisfied
Share granted in 2011	2011.01.01	19,279	Satisfied
Share granted in 2012	2012.01.01	19,582	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	54,858	Satisfied
Share granted in 2011	2011.01.01	142,778	Satisfied
Share granted in 2012	2012.01.01	127,078	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 1-4	0.47	2.84	—	39,491
Series 2-3	0.47	2.84	—	39,491
Series 3-1	0.25~1.25	2.84	—	39,860~40,537
Series 3-2	0.25~2.25	2.84	—	39,860~41,467
Series 3-3	0.25~1.25	2.84	—	39,860~40,537
Series 4-1	0.78~3.78	2.84	12,054	41,134~42,382
Series 4-2	0.78~3.78	2.84	13,223	41,134~42,382
Series 4-3	0.25~3.25	2.84	4,426	39,625~42,280
Series 4-4	0.25~3.25	2.84	4,565	39,625~42,280
Series 4-5	0.25~3.25	2.84	810	39,625~42,280
Series 5-1	0.25~3.25	2.84	—	39,860~41,467
Series 6-1	1.25~4.25	2.83	20,707	39,103~42,987
Series 7-1	1.25~4.25	2.83	27,555	39,103~42,987

(Kookmin Bank)
Series 23	0.78~3.78	2.84	12,869	39,337~42,382
Series 24	0.25~3.25	2.84	—	35,853~42,280
Series 25	0.78~3.78	2.84	12,819	39,337~42,382
Series 27	0.25~3.25	2.84	—	38,503~42,280
Series 28	0.25~3.25	2.84	—	39,625~42,280
Series 29	0.25~3.25	2.84	2,757	39,625~42,280
Series 31	0.25~3.25	2.84	3,270	39,625~42,280
Series 32	1.48~4.48	2.83	—	39,238~42,997
Series 33	0.75~4.25	2.84	14,773	39,416~42,987
Series 34	0.86~4.25	2.84	19,607	39,421~42,987
Series 35	1.25~4.25	2.83	23,180	39,103~42,987
Series 36	1.25~4.25	2.83	23,762	39,103~42,987
Series 37	1.25~4.25	2.83	27,316	39,103~42,987
Series 38	1.25~4.25	2.83	27,554	39,103~42,987
Series 39	1.25~4.25	2.83	27,386	39,103~42,987
Series 40	1.83~5.25	2.82	31,653	39,059~43,705
Series 41	1.84~5.25	2.82	31,831	39,120~43,705
Series 42	1.97~5.25	2.82	26,166	38,936~43,705
Grant deferred in 2010	0.25~2.25	2.84	—	39,860~41,467
Grant deferred in 2011	0.25~2.25	2.84	—	39,860~41,467
Grant deferred in 2012	0.25~2.25	2.84	—	39,860~41,467

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(Other subsidiaries)
Share granted in 2010	0.25~1.25	2.84	14~14,035	39,396~39,625
Share granted in 2011	1.25~1.60	2.82~2.83	14,852~18,345	39,103~39,323
Share granted in 2012	2.25~2.79	2.79~2.84	28,770~31,497	38,929~39,077

Linked to short term performance
(KB Financial Group Inc.)
Share granted in 2010	0.25~1.25	2.84	—	39,860~40,537
Share granted in 2011	0.25~2.25	2.84	—	39,860~41,467
Share granted in 2012	1.25~3.25	2.84	—	39,860~42,280

(Kookmin Bank)
Share granted in 2010	0.25~1.25	2.84	—	39,860~40,699
Share granted in 2011	0.25~2.25	2.84	—	39,860~42,418
Share granted in 2012	1.25~3.25	2.84	—	40,537~42,280

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price as of September 30, 2012, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate. The Group used the historical data of Kookmin Bank for the period before the Parent Company was incorporated.

As of September 30, 2012 and December 31, 2011, the accrued expenses related to share-based payments including share options and share grants amounted to ~~W~~ 36,177 million and ~~W~~ 27,236 million, respectively, and the compensation costs from share options and share grants amounting to ~~W~~ 12,191 million and ~~W~~ 9,343 million were reversed for the nine-month periods ended September 30, 2012 and 2011, respectively. There is no intrinsic value of the vested share options.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

32. Other general and administrative expenses

The details of other general and administrative expenses for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012				Sep. 30, 2011
	Three months		Nine months		Three months		Nine months
Welfare expense	~~W~~	148,393	~~W~~	524,110	~~W~~	148,271	~~W~~	414,635
Rental expense		69,976		205,627		64,648		190,373
Tax and dues		38,800		119,043		35,178		120,581
Communication		13,139		40,195		11,815		60,619
Electricity and utilities		6,787		18,597		6,462		17,700
Publication		5,101		15,241		5,533		16,879
Repairs and maintenance		3,487		9,780		3,819		11,045
Vehicle		10,629		31,267		10,333		30,118
Travel		1,392		4,050		1,283		3,724
Training		5,405		15,152		5,337		16,104
Service fees		33,080		85,694		29,727		80,273
Others		100,106		294,372		107,233		299,332

	~~W~~	436,295	~~W~~	1,363,128	~~W~~	429,639	~~W~~	1,261,383

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

33. Non-operating income and expenses

The details of non-operating income and expenses for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012				Sep. 30, 2011
	Three months		Nine months		Three months		Nine months

Non-operating income
Gains of disposal in property and equipment	~~W~~	5,190	~~W~~	5,801	~~W~~	34	~~W~~	165
Rent received		925		2,699		742		2,655
Others		9,434		32,980		17,742		37,718

		15,549		41,480		18,518		40,538

Non-operating expenses
Losses of disposal in property and equipment		145		295		259		633
Donation		26,200		51,159		8,988		52,486
Restoration cost		488		799		331		1,809
Others		19,480		47,268		23,666		75,036

		46,313		99,521		33,244		129,964

Net non-operating income(expense)	~~W~~	(30,764)	~~W~~	(58,041)	~~W~~	(14,726)	~~W~~	(89,426)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

34. Tax expense

Income tax expense for the nine-month periods ended September 30, 2012 and 2011, consists of:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011
Tax payable
Current tax expense	~~W~~	559,120	~~W~~	685,088
Adjustments recognized in the period for current tax of prior years		541,104		710,492

		18,016		(25,404)

Changes in deferred income tax assets (liabilities)		(12,444)		(98,117)

Income tax recognized directly in equity		(64,632)		96,822
Exchange differences on translating foreign operations		—		(11)
Change in value of available-for-sale financial assets		(65,942)		49,989
Change in value of held-to-maturity financial assets		(180)		(189)
Share of other comprehensive income of associates		(70)		(188)
Cash flow hedges		1,529		(4)
Others		—		47,225

		31		—

Tax expense	~~W~~	482,044	~~W~~	683,793

An analysis of the net profit before income tax and income tax expense for the nine-month periods ended September 30, 2012 and 2011, follows:

(In millions of Korean won)	Proportion (%)	Sep. 30, 2012		Sep. 30, 2011
Net profit before income tax		~~W~~	2,047,143	~~W~~	2,884,862

Tax at the applicable tax rate[1]	24.18		495,062		698,117
Non-taxable income	(0.11)		(2,238)		(18,863)
Non-deductible expense	0.48		9,796		8,736
Tax credit and tax exemption	(0.03)		(529)		(1,688)
Temporary difference for which no deferred tax is recognized	(0.31)		(6,323)		(4,540)
Deferred tax relating to changes in recognition and measurement	(0.23)		(4,769)		1,867
Income tax refund for tax of prior years	(0.97)		(19,870)		(4,460)
Income tax expense of overseas branch	0.48		9,814		8,077
Effects from change in tax rate	0.03		576		(1,834)
Others	0.03		525		(1,619)

Tax expense	23.55	~~W~~	482,044	~~W~~	683,793

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

[1]

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for ~~W~~ 200 million to ~~W~~ 20 billion is 22% and for over ~~W~~ 20 billion is 24.2% as of September 30, 2012. In addition, for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million is 24.2% as of September 30, 2011.

The details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	~~W~~	(279,134)	~~W~~	269,667	~~W~~	(9,467)
Income tax payables		529,753		(269,667)		260,086

(In millions of Korean won)	Dec. 31, 2011
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	~~W~~	(228,579)	~~W~~	216,981	~~W~~	(11,598)
Income tax payables		805,806		(216,981)		588,825

35. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2011, were ~~W~~ 720 per share, amounting to total dividends of ~~W~~ 278,173 million, and were paid in April 2012. The dividends paid to the shareholders of the Parent Company in 2011 were ~~W~~ 41,163 million (~~W~~ 120 per share).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

36. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	~~W~~	(1,465)	~~W~~	(6,279)	~~W~~	—	~~W~~	—	~~W~~	(7,744)
Change in value of available-for-sale financial assets		200,275		349,422		(44,102)		(65,942)		439,653
Change in value of held-to-maturity financial assets		(1,652)		503		(3)		(180)		(1,332)
Shares of other comprehensive income of associates		(4,195)		(21,006)		(48)		(70)		(25,319)
Cash flow hedges		(1,321)		(15,268)		10,459		1,529		(4,601)

	~~W~~	191,642	~~W~~	307,372	~~W~~	(33,694)	~~W~~	(64,663)	~~W~~	400,657

(In millions of Korean won)	Sep. 30, 2011
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	~~W~~	(6,957)	~~W~~	11,085	~~W~~	—	~~W~~	(11)	~~W~~	4,117
Change in value of available-for-sale financial assets		443,389		61,616		(299,693)		49,989		255,301
Change in value of held-to-maturity financial assets		(2,098)		529		(3)		(189)		(1,761)
Shares of other comprehensive income of associates		(3,762)		13,777		—		(188)		9,827
Cash flow hedges		—		21,830		(30,687)		(4)		(8,861)

	~~W~~	430,572	~~W~~	108,837	~~W~~	(330,383)	~~W~~	49,597	~~W~~	258,623

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

37. Earnings per share

37.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the nine-month periods ended September 30, 2012 and 2011.

Weighted average number of ordinary shares outstanding:

(In number of shares)	Sep. 30, 2012
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	92	35,544,355,756

Weighted average number of ordinary shares outstanding [(B) =(A)/92]			386,351,693

Nine-month period
Beginning (A)	386,351,693	274	105,860,363,882

Weighted average number of ordinary shares outstanding [(B) =(A)/274]			386,351,693

(In number of shares)	Sep. 30, 2011
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	92	35,544,355,756
Treasury shares (B)	34,966,962	7	244,768,734

Total outstanding shares [(C)=(A)-(B)]			35,299,587,022

Weighted average number of ordinary shares outstanding [(D) =(C)/92]			383,691,163

Nine-month period
Beginning (A)	386,351,693	273	105,474,012,189
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	105	3,671,531,010
			6,955,758,854

Total outstanding shares [(C)=(A)-(B)]			98,518,253,335

Weighted average number of ordinary shares outstanding [(D) =(C)/273]			360,872,723

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Basic earnings per share:

(in Korean won and in number of shares)	Sep. 30, 2012
	Three months		Nine months
Profit attributable to ordinary shares (E)	~~W~~	410,102,858,908	~~W~~	1,560,747,067,383
Weighted average number of ordinary shares outstanding (F)		386,351,693		386,351,693
Basic earnings per share [(G)=(E)/(F)]	~~W~~	1,061	~~W~~	4,040

(in Korean won and in number of shares)	Sep. 30, 2011
	Three months		Nine months
Profit attributable to ordinary shares (E)	~~W~~	579,072,167,511	~~W~~	2,153,956,899,454
Weighted average number of ordinary shares outstanding (F)		383,691,163		360,872,723
Basic earnings per share [(G)=(E)/(F)]	~~W~~	1,509	~~W~~	5,969

37.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	Sep. 30, 2012
	Three months		Nine months
Profit attributable to ordinary shares	~~W~~	410,102,858,908	~~W~~	1,560,747,067,383
Adjustment		—		—
Adjusted profit for diluted earnings per share	~~W~~	410,102,858,908	~~W~~	1,560,747,067,383

(In Korean won)	Sep. 30, 2011
	Three months		Nine months
Profit attributable to ordinary shares	~~W~~	579,072,167,511	~~W~~	2,153,956,899,454
Adjustment		—		—
Adjusted profit for diluted earnings per share	~~W~~	579,072,167,511	~~W~~	2,153,956,899,454

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	Sep. 30, 2012		Sep. 30, 2011
	Three months	Nine months	Three months	Nine months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693	383,691,163	360,872,723
Adjustment Share grants	977,700	1,002,109	681,810	720,813
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,329,393	387,353,802	384,372,973	361,593,536

Diluted earnings per share:

(in Korean won and in number of shares)	Sep. 30, 2012
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	410,102,858,908	~~W~~	1,560,747,067,383
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,329,393		387,353,802
Diluted earnings per share	~~W~~	1,059	~~W~~	4,029

(in Korean won and in number of shares)	Sep. 30, 2011
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	579,072,167,511	~~W~~	2,153,956,899,454
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		384,372,973		361,593,536
Diluted earnings per share	~~W~~	1,507	~~W~~	5,957

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

38. Insurance Contracts

38.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Individual insurance
Pure Endowment insurance	~~W~~	3,165,825	~~W~~	2,159,534
Death insurance		60,661		54,008
Joint insurance		1,427,968		1,301,139
Group insurance		1,738		266
Other		18,041		16,489

	~~W~~	4,674,233	~~W~~	3,531,436

The changes in insurance liabilities for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Individual insurance						Group insurance		Other[1]		Total
	Pure Endowment insurance		Death insurance		Joint insurance
Beginning	~~W~~	2,159,534	~~W~~	54,008	~~W~~	1,301,139	~~W~~	266	~~W~~	16,489	~~W~~	3,531,436
Provision		1,006,291		6,653		126,829		1,472		1,552		1,142,797

Ending	~~W~~	3,165,825	~~W~~	60,661	~~W~~	1,427,968	~~W~~	~~1~~,738	~~W~~	18,041	~~W~~	~~4~~,674,233

(In millions of Korean won)
	Sep. 30, 2011
	Individual insurance						Group insurance		Other[1]		Total
	Pure Endowment insurance		Death insurance		Joint insurance
Beginning	~~W~~	1,640,681	~~W~~	51,166	~~W~~	1,152,599	~~W~~	234	~~W~~	13,496	~~W~~	2,858,176
Provision		319,322		1,511		110,415		972		1,303		433,523

Ending	~~W~~	1,960,003	~~W~~	52,677	~~W~~	1,263,014	~~W~~	1,206	~~W~~	14,799	~~W~~	3,291,699

[1]	Consists of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

38.2 Insurance assets

The details of insurance assets presented within other assets as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Reinsurance assets	~~W~~	3,065	~~W~~	2,146
Deferred acquisition costs		154,914		126,304

	~~W~~	157,979	~~W~~	128,450

The changes in reinsurance assets for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011
Beginning	~~W~~	2,146	~~W~~	690
Increase (decrease)		919		386

Ending	~~W~~	3,065	~~W~~	1,076

The changes in deferred acquisition costs for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011
Beginning	~~W~~	126,304	~~W~~	71,407
Increase		86,546		71,204
Amortization		(57,936)		(31,478)

Ending	~~W~~	154,914	~~W~~	111,133

38.3 Insurance premiums and reinsurance

The details of insurance premiums for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	1,147,212	~~W~~	12,977	~~W~~	265,686	~~W~~	3,544	~~W~~	27,640	~~W~~	1,457,059
Reinsurance premiums paid		(69)		(987)		(57)		(683)		(6,060)		(7,856)

Net premiums earned	~~W~~	1,147,143	~~W~~	11,990	~~W~~	265,629	~~W~~	2,861	~~W~~	21,580	~~W~~	1,449,203

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)	Sep. 30, 2011
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total
Insurance premiums earned	~~W~~	414,763	~~W~~	4,185	~~W~~	250,980	~~W~~	1,590	~~W~~	671,518
Reinsurance premiums paid		(261)		(557)		(126)		(1,204)		(2,148)

Net premiums earned	~~W~~	414,502	~~W~~	3,628	~~W~~	250,854	~~W~~	386	~~W~~	669,370

The details of reinsurance transactions for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	~~W~~	1,113	~~W~~	665	~~W~~	323	~~W~~	988
Group		683		724		—		724
Others		6,060		3,041		—		3,041

	~~W~~	7,856	~~W~~	4,430	~~W~~	323	~~W~~	4,753

(In millions of Korean won)
	Sep. 30, 2011
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	~~W~~	944	~~W~~	414	~~W~~	661	~~W~~	1,075
Group		1,204		901		—		901

	~~W~~	2,148	~~W~~	1,315	~~W~~	661	~~W~~	1,976

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Insurance expenses for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	1,855	~~W~~	800	~~W~~	5,325	~~W~~	1,507	~~W~~	1,669	~~W~~	11,156
Dividend expense		102		10		—		—		—		112
Refund expense		144,850		3,001		137,749		162		—		285,762
Provision		1,006,939		6,193		126,821		1,472		1,372		1,142,797

		1,153,746		10,004		269,895		3,141		3,041		1,439,827

Reinsurance claims		(129)		(504)		(32)		(724)		(3,041)		(4,430)

Net insurance expense	~~W~~	1,153,617	~~W~~	9,500	~~W~~	269,863	~~W~~	2,417	~~W~~	—	~~W~~	1,435,397

(In millions of Korean won)	Sep. 30, 2011
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total
Insurance expense	~~W~~	1,371	~~W~~	341	~~W~~	22,616	~~W~~	1,100	~~W~~	25,428
Dividend expense		49		7		1		—		57
Refund expense		111,290		2,589		122,172		255		236,306
Provision		320,943		1,200		110,407		973		433,523

		433,653		4,137		255,196		2,328		695,314

Reinsurance claims		(63)		(281)		(70)		(901)		(1,315)

Net insurance expense	~~W~~	433,590	~~W~~	3,856	~~W~~	255,126	~~W~~	1,427	~~W~~	693,999

38.4 Insurance risk

Summary of insurance risk

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between premiums from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Concentration of insurance risk and reinsurance policy

The Group uses reinsurance with the intent to expand the ability of underwriting insurance contracts through mitigating the exposure to insurance risk, and generates synergy by joint development of products, management discipline and collecting information on foreign markets.

The Group cedes reinsurance for mortality, illness and other risks arising from insurance contracts where the Group has little experience for a necessary period of time required to accumulate experience.

The Group’s Reinsurance is ceded through the following process:

i.	In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by of the executive management.

ii.	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long, the policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last 12 months preceding the reporting date.

The maximum exposure of premium risk as of September 30, 2012 and December 31, 2011, follows:

(In millions of Korean won)	Sep. 30, 2012
	Before mitigation		After mitigation
Mortality	~~W~~	7,080	~~W~~	5,782
Disability		552		418
Hospitalization		792		625
Operation and diagnosis		1,813		1,164
Actual losses for medical expense		97		78
Other		86		65

	~~W~~	10,420	~~W~~	8,132

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)	Dec. 31, 2011
	Before mitigation		After mitigation
Mortality	~~W~~	5,091	~~W~~	3,068
Disability		633		485
Hospitalization		676		509
Operation and diagnosis		1,162		908
Actual losses for medical expense		60		32
Other		84		65

	~~W~~	7,706	~~W~~	5,067

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of September 30, 2012 and December 31, 2011, were 66% and 68%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012				Dec. 31, 2011
	Policyholders reserve		Guarantee reserve		Policyholders reserve		Guarantee reserve
Variable annuity	~~W~~	514,772	~~W~~	3,861	~~W~~	459,174	~~W~~	3,444
Variable universal		110,829		56		70,533		35

	~~W~~	625,601	~~W~~	3,917	~~W~~	529,707	~~W~~	3,479

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Premium reserves and unearned premium reserves classified based on each residual maturity as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 Years or more		Total
Premium reserves	~~W~~	136,404	~~W~~	285,496	~~W~~	1,596,574	~~W~~	270,599	~~W~~	334,654	~~W~~	1,989,327	~~W~~	4,613,054
Unearned premium reserves		1,284		—		1		—		2		4		1,291

(In millions of Korean won)
	Dec. 31, 2011
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 Years or more		Total
Premium reserves	~~W~~	67,027	~~W~~	213,331	~~W~~	1,198,711	~~W~~	294,585	~~W~~	319,018	~~W~~	1,389,754	~~W~~	3,482,426
Unearned premium reserves		35		—		2		—		2		4		43

39. Trust Accounts

Financial information of the trust accounts the Group manages as of September 30, 2012 and December 31, 2011, follows:

(In millions of Korean won)	Sep. 30, 2012				Dec. 31, 2011
	Total assets		Operating revenues		Total assets		Operating revenues[1]
Consolidated	~~W~~	30,675	~~W~~	2,381	~~W~~	28,505	~~W~~	2,746
Non-consolidated		41,914,529		2,577,670		46,181,817		2,451,318

	~~W~~	41,945,204	~~W~~	2,580,051	~~W~~	46,210,322	~~W~~	2,454,064

[1]	Operating revenues are for the nine-month period ended September 30, 2011.
[2]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Significant transactions between the Group and the trust accounts for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Sep. 30, 2011[1]
Revenues
Fees and commissions from trust accounts	~~W~~	132,746	~~W~~	125,250
Interest income from loans on trust accounts		12,741		8,493
Commissions from early termination in trust accounts		132		184

		145,619		133,927

Expenses
Interest expenses due to trust accounts		40,169		44,213

Assets
Accrued trust fees		56,786		37,418
Due from trust accounts		215,576		264,211

		272,362		301,629

Liabilities
Due to trust accounts		1,962,858		1,918,766
Accrued interest on due to trust accounts		4,559		6,204

	~~W~~	1,967,417	~~W~~	1,924,970

[1]	Assets and liabilities are as of December 31, 2011.

As of September 30, 2012 and December 31, 2011, the carrying amounts of the trust accounts for which the Group guarantees payment of principal are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Old age pension	~~W~~	4,466	~~W~~	5,267
Personal pension		1,726,722		1,715,696
Pension trust		1,302,629		1,183,155
Retirement trust		30,654		132,823
New personal pension		83,442		82,493
New old age pension		10,903		12,963

	~~W~~	3,158,816	~~W~~	3,132,397

[1]

The carrying amount of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of September 30, 2012 and December 31, 2011, there is no amount the Group has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

40. Supplemental Cash Flow Information

Cash and cash equivalents as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Cash	~~W~~	1,941,312	~~W~~	1,840,829
Checks with other banks		714,013		781,269
Due from Bank of Korea		4,665,043		3,942,158
Due from other financial institutions		5,317,910		2,613,869

		12,638,278		9,178,125

Restricted due from financial institutions		(5,965,736)		(4,171,213)
Due from financial institutions with original maturities over three-months		(391,584)		(266,108)

		(6,357,320)		(4,437,321)

	~~W~~	6,280,958	~~W~~	4,740,804

Significant non-cash transactions for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012	Sep. 30, 2011
Decrease in loans due to the write-offs	~~W~~1,443,816	~~W~~1,380,808
Changes in other comprehensive income due to valuation of investment securities	260,510	(190,857)
Increase in available-for-sale financial assets from debt-equity swap	498	919

Cash inflow and outflow from income tax, interest and dividends for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)	Activity	Sep. 30, 2012		Sep. 30, 2011
Income tax paid (refund)	Operating	~~W~~	729,201	~~W~~	(122,272)
Interest received	Operating		10,970,783		10,691,112
Interest paid	Operating		5,270,296		4,966,033
Dividends received	Operating		79,803		72,671
Dividends paid	Financing		278,173		41,163
Dividends paid on hybrid capital instrument	Financing		—		37,589

Cash flows generated by business combination

As of the acquisition date, the Group acquired cash and cash equivalents amounting to ~~W~~40,575 million through the purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd., and no consideration was transferred.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

41. Contingent liabilities and commitments

Acceptances and guarantees as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	~~W~~	17	~~W~~	70,134
Acceptances and guarantees for KB purchasing loan		786,533		684,445
Bid bond		—		402
Performance bond		—		649
Refund guarantees		1,800		—
Other acceptances and guarantees		1,093,153		849,537

		1,881,503		1,605,167

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		285,234		411,145
Letter of guarantees		73,230		57,903
Bid bond		82,619		41,721
Performance bond		634,837		437,046
Refund guarantees		2,234,090		3,025,855
Other acceptances and guarantees		572,386		268,391

		3,882,396		4,242,061

Financial guarantees
Acceptances and guarantees for debentures		—		208
Acceptances and guarantees for mortgage		41,839		57,079
Financial guarantees		20,000		20,000
Overseas debt guarantees		241,487		244,929
International financing guarantees in foreign currencies		22,372		—

		325,698		322,216

		6,089,597		6,169,444

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,512,688		4,023,393
Refund guarantees		1,026,884		1,672,063

		4,539,572		5,695,456

	~~W~~	10,629,169	~~W~~	11,864,900

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Acceptances and guarantees by counter party as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	4,699,932	~~W~~	2,621,575	~~W~~	7,321,507	68.88
Small companies		1,314,252		804,388		2,118,640	19.93
Public and others		75,413		1,113,609		1,189,022	11.19

	~~W~~	6,089,597	~~W~~	4,539,572	~~W~~	10,629,169	100.00

(In millions of Korean won)	Dec. 31, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	4,571,010	~~W~~	2,954,567	~~W~~	7,525,577	63.43
Small companies		1,505,137		1,005,318		2,510,455	21.16
Public and others		93,297		1,735,571		1,828,868	15.41

	~~W~~	6,169,444	~~W~~	5,695,456	~~W~~	11,864,900	100.00

Acceptances and guarantees by industry as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	116,123	~~W~~	6,330	~~W~~	122,453	1.15
Manufacturing		3,702,749		2,348,137		6,050,886	56.93
Service		369,670		31,492		401,162	3.77
Whole sale & Retail		996,174		831,088		1,827,262	17.19
Construction		835,579		190,019		1,025,598	9.65
Public sector		31,282		1,051,020		1,082,302	10.18
Others		38,020		81,486		119,506	1.13

	~~W~~	6,089,597	~~W~~	4,539,572	~~W~~	10,629,169	100.00

(In millions of Korean won)	Dec. 31, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	75,048	~~W~~	5,176	~~W~~	80,224	0.68
Manufacturing		4,196,612		2,884,922		7,081,534	59.68
Service		162,960		49,197		212,157	1.79
Whole sale & Retail		991,023		858,189		1,849,212	15.59
Construction		639,406		177,030		816,436	6.88
Public sector		58,129		1,663,052		1,721,181	14.51
Others		46,266		57,890		104,156	0.87

	~~W~~	6,169,444	~~W~~	5,695,456	~~W~~	11,864,900	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Commitments as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Commitments
Corporate loan commitments	~~W~~	39,740,726	~~W~~	36,365,468
Retail loan commitments		14,804,677		14,632,998
Credit line on credit cards		39,204,900		39,070,550
Private placement commitments		80,000		—
Private indirect reinvestment trusts for the stabilization of bond markets		1,037,826		1,037,826
UAMCO., Ltd.		89,950		89,950
United PF 1st Inc.		69,130		—
Purchase of security investment		168,050		547,150

		95,195,259		91,743,942

Financial Guarantees
Credit line		970,683		471,951
Purchase of security investment		166,000		151,000

		1,136,683		622,951

	~~W~~	96,331,942	~~W~~	92,366,893

Other Matters (including litigation)

a) The Group has filed 103 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~ 864,820 million, and faces 296 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 798,519 million, which arose in the normal course of the business and are still pending as of September 30, 2012.

The government filed a civil lawsuit against the Korea Lottery Service Inc., an accounting firm and Kookmin Bank seeking total damages of ~~W~~320,800 million. The plaintiff contends that the excessive payment of lottery service commission fees were due to an illegal act of Kookmin Bank’s employees and other parties. In April 2009, the Seoul Central District Court dismissed the government’s claim. In May 2009, the government appealed the case to the Seoul High Court, which dismissed the appeal in September 2010. In October 2010, the government appealed the case to the Supreme Court of Korea, which dismissed the appeal in November 2012.

Meanwhile, several customers of Kookmin Bank filed lawsuits against Kookmin Bank claiming a refund of fees for putting up fixed collateral. The first trial is under way as of September 30, 2012, and the additional same type of lawsuits are likely to follow. A relatively low probability of an outflow of resources is expected in relation to the outcome of the lawsuits.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

b) According to shareholders’ agreement on September 25, 2009, among Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in the shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

c) The face value of the securities sold to general customers through tellers’ sale amounts to ~~W~~121,191 million and ~~W~~142,145 million as of September 30, 2012 and December 31, 2011, respectively.

d) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ~~W~~482,755 million. Kookmin Bank paid this amount to the Tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ~~W~~482,643 million. Of this amount, ~~W~~117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ~~W~~970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ~~W~~364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of September 30, 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

42. Asset-backed securitization

The Group issued debentures secured by those transferred assets.

The details of borrowings which are secured by loans and other financial assets as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	1.36	2039-12-08	~~W~~	271,590	~~W~~	382,532	~~W~~	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	4.43	2012-10-09		3,258		19,000		—
KB Kookmin Card First Securitization Co., Ltd.[1]	LIBOR+0.48	2014-11-26		335,580		581,834		—

				610,428		983,366		—

Premiums(discounts) on debentures				(1,894)		—		—

			~~W~~	608,534	~~W~~	983,366	~~W~~	—

(In millions of Korean won)	Dec. 31, 2011
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	2.57	2039-12-08	~~W~~	335,169	~~W~~	434,376	~~W~~	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	5.16	2012-10-09		3,258		19,000		—
New Star 1st Co., Ltd.[3]	5.05	2012-01-18		50,000		—		50,218
KB Kookmin Card First Securitization Co., Ltd.[1]	LIBOR+0.48	2014-11-26		345,990		616,089		—

				734,417		1,069,465		50,218

Premiums(discounts) on debentures				(2,566)		—		—

			~~W~~	731,851	~~W~~	1,069,465	~~W~~	50,218

[1]	Included in the floating rate debentures in foreign currencies (Note 22).
[2]	Included in the floating rate debentures in Korean won (Note 22).
[3]	Included in the fixed rate debentures in Korean won (Note 22).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

43. The Subsidiaries

The details of subsidiaries as of September 30, 2012, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Sep. 30	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Sep. 30	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Sep. 30	Financial investment
	KB Life Insurance Co., Ltd.	51.00	Korea	Sep. 30	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Sep. 30	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Sep. 30	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Sep. 30	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Sep. 30	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Sep. 30	Software advisory, development, and supply
	KB Savings Bank Co., Ltd.	100.00	Korea	Sep. 30	Savings banking
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Sep. 30	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Sep. 30	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	92.44	Cambodia	Sep. 30	Banking and foreign exchange transaction
	Principal & interest guaranteed trust[1]	—	Korea	Sep. 30	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 6 others[1]	—	Korea and others	Sep. 30	Asset-backed securitization
	KB Evergreen Private Securities 26 and 26 others[1]	100.00	Korea	Sep. 30	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Sep. 30	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Sep. 30	Capital investment
KB Investment Co., Ltd.	NPS 07-5 KB Venture Fund[2]	20.00	Korea	Sep. 30	Capital investment
	09-5 KB Venture Fund[2]	33.33	Korea	Sep. 30	Capital investment
	NPS 06-5 KB Corporate Restructuring Fund[2]	13.57	Korea	Sep. 30	Capital investment
	NPS KBIC Private Equity Fund No. 1[3]	2.56	Korea	Sep. 30	Capital investment
	KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership[2]	50.00	Korea	Sep. 30	Capital investment
	KBIC Private Equity Fund No. 3[3]	2.00	Korea	Sep. 30	Capital investment
	2011 KIF-KB IT Venture Fund[2]	43.33	Korea	Sep. 30	Capital investment
	KoFC-KB Young Pioneer 1st Fund[2]	33.33	Korea	Sep. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

KB Investment & Securities	KB-Glenwood Private Equity Fund 1[3]	0.03	Korea	Sep. 30	Capital investment
	New Star 1st. Ltd. [1]	—	Korea	Sep. 30	Asset-backed securitization
KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd. [1]	100.00	Korea	Sep. 30	Capital investment
Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	92.64	Korea	Sep. 30	Electronic product manufacturing
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.[1]	—	Korea	Sep. 30	Asset-backed securitization
KB Life Insurance Co., Ltd.	GS Focus and Concentrate Private Equity Fund No. 3 and 3 others[1]	100.00	Korea	Sep. 30	Private equity fund
KB Investment & Securities, KB Asset Management Co., Ltd.	KB K-Alpha private equity trust [1]	80.00	Korea	Sep. 30	Investment trust
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.[1]	100.00	Korea	Sep. 30	Investment trust

[1]	The activities of entities, decision-making powers and benefits and risks are considered when special purpose entities are consolidated.
[2]	Consolidated because the Group controls the entities as an executive member.
[3]	Consolidated because the Group controls the entities as a general partner.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The condensed financial information of major subsidiaries as of September 30, 2012 and December 31, 2011, and for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Assets		Liabilities		Equity		Operating income (revenue)		Profit for the period		Total comprehensive income for the period
Kookmin Bank[1]	~~W~~	267,144,448	~~W~~	247,234,481	~~W~~	19,909,967	~~W~~	14,494,463	~~W~~	1,329,148	~~W~~	1,507,567
KB Kookmin Card Co., Ltd.[1]		12,940,395		9,963,597		2,976,798		2,179,177		194,819		194,588
KB Investment & Securities Co., Ltd.[1]		4,537,453		3,991,625		545,828		1,085,740		16,232		23,310
KB Life Insurance Co., Ltd.[1]		5,824,256		5,418,500		405,756		1,607,735		8,608		51,069
KB Asset Management Co., Ltd.		180,617		57,703		122,914		66,131		31,824		32,798
KB Real Estate Trust Co., Ltd.		203,596		41,972		161,624		36,344		16,851		16,979
KB Investment Co., Ltd.[1]		487,028		369,397		117,631		23,587		3,137		1,569
KB Credit Information Co., Ltd.		32,026		8,693		23,333		44,274		873		873
KB Data System Co., Ltd.		25,806		10,447		15,359		60,785		(861)		(861)
KB Savings Bank Co., Ltd.		715,939		545,303		170,636		48,838		(904)		(400)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)
	Dec. 31, 2011
	Assets		Liabilities		Equity		Operating income (revenue)[2]		Profit for the period[2]		Total comprehensive income for the period[2]
Kookmin Bank[1]	~~W~~	256,512,260	~~W~~	237,443,855	~~W~~	19,068,405	~~W~~	17,684,118	~~W~~	1,916,824	~~W~~	1,541,110
KB Kookmin Card Co., Ltd.[1]		13,349,351		10,567,141		2,782,210		1,636,055		205,081		200,813
KB Investment & Securities Co., Ltd.[1]		3,314,875		2,792,356		522,519		537,084		24,131		38,437
KB Life Insurance Co., Ltd.[1]		4,515,809		4,161,121		354,688		831,139		18,812		12,472
KB Asset Management Co., Ltd.		177,691		57,612		120,079		61,820		9,967		9,692
KB Real Estate Trust Co., Ltd.		251,228		106,584		144,644		38,274		10,003		10,224
KB Investment Co., Ltd.[1]		498,506		382,444		116,062		56,682		6,053		9,241
KB Credit Information Co., Ltd.		30,529		8,069		22,460		39,723		193		193
KB Data System Co., Ltd.		30,590		14,370		16,220		80,528		1,823		1,823

[1]	Financial information is based on its consolidated financial statements.
[2]	Operating income(revenue), profit for the period, total comprehensive income for the period are for the nine-month period ended September 30, 2011.

Kookmin Bank

Kookmin Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Capital Market and Financial Investment Business Act and other relevant businesses. As of September 30, 2012, Kookmin Bank has 1,185 domestic branches and offices and eight overseas branches (excluding three subsidiaries and three offices). Kookmin Bank’s share capital as of September 30, 2012, is ~~W~~ 2,021,896 million.

KB Kookmin Card Co., Ltd.

KB Kookmin Card Co., Ltd. (the “KB Kookmin Card”) was established upon spin off of Kookmin Bank’s credit card business segment in March 2011, to engage in the credit card business under the Act on Registration of Credit Business and Protection of Finance Users and other related business. Its headquarters are located in Seoul. KB Kookmin Card’s share capital as of September 30, 2012, is ~~W~~ 460,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in financial investment business services including investment trading services and brokerage services and in other related services in accordance with the Capital Market and Financial Investment Business Act. On March 11, 2008, the former Hannuri Investment & Securities changed its name to KB Investment & Securities. KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. on March 12, 2011. Its headquarters are located in Seoul. KB Investment & Securities’ share capital as of September 30, 2012, is ~~W~~ 157,942 million.

KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s share capital as of September 30, 2012, is ~~W~~ 276,000 million.

KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investments in securities. On July 1997, it started to engage in collective investment businesses (previously known as security investment trust operations) under the Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s share capital as of September 30, 2012, is ~~W~~ 38,338 million.

KB Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), the Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. Its headquarters are located in Seoul. KB Real Estate Trust’s share capital as of September 30, 2012, is ~~W~~ 80,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company, under Section 7 of the Support for Small and Medium Enterprise Establishment Act, was listed on the Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. In March 2001, the company, under the Industrial Development Act, registered as a Corporate Restructuring Company in the Ministry of Knowledge Economy. As approved by its shareholders on June 25, 2009, its name was changed to KB Investment Co., Ltd. Its headquarters are located in Seoul. KB Investment’s share capital as of September 30, 2012, is ~~W~~ 44,759 million.

KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s share capital as of September 30, 2012, is ~~W~~ 6,262 million.

KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ share capital as of September 30, 2012, is ~~W~~ 8,000 million.

KB Savings Bank Co., Ltd.

KB Savings Bank Co., Ltd. (the “KB Savings Bank”) was established on January 2012, signed a purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd. and acquired the assets and liabilities on January 13, 2012. KB Savings Bank operates its business mainly in loan, bill discounting and depository business under the Mutual Savings Banks Act. Its headquarters are located in Seoul. KB Savings Bank’ share capital as of September 30, 2012, is ~~W~~ 34,000 million.

Kookmin Bank Int’l Ltd.(London)

Kookmin Bank Int’l Ltd.(London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd.(London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd.(London)’s share capital as of September 30, 2012, is USD 30,392,000.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s share capital as of September 30, 2012, is USD 20,000,000.

Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership in Kookmin Bank Cambodia PLC. in May 2009. As of September 30, 2012, Kookmin Bank owns 92.44% through its participation in paid-in capital increase in December 2010 and the additional acquisition of equity interests in July 2012. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of September 30, 2012, is USD 16,000,000.

Special Purpose Entities(SPEs)

Subsidiaries are all entities (including SPEs) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. However, there are some cases where the Group may still control some entities, mostly SPEs, with less than one half of the voting rights for a single, well-defined, and narrow purpose. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE. Frequently, these provisions specify that the policy guiding the ongoing activities of the SPE cannot be modified, other than perhaps by its creator or sponsor.

The Group consolidates an SPE when, in substance, the Group controls the SPE as follows:

•	In substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the Group obtains benefits from the SPE’s operations;

•

In substance, the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers;

•	In substance, the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

•	In substance, the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The types of SPEs include asset-backed securitization specialty companies, project financing companies, private equity funds, and partnerships. The business activities of SPEs are the asset-backed securitization, providing lines of credit and loans, investing in equity shares and managing assets.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

Changes in subsidiaries

Hanwha Smart Private Securities Investment Trust 51 and other 18 private equity funds, KB Wise Star Private Real Estate Feeder Fund and other 1 investment trust are newly included in the consolidation. Hanwha Private Securities Investment Trust 25 and other 17 private equity funds, NPS 05-6 KB Venture Fund have been excluded from consolidation because these were liquidated. In January 2012, the Group established KB Savings Bank Co., Ltd.

44. Finance/Operating Lease

44.1 Finance lease

The future minimum lease payments arising as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Net Carrying amount of finance lease assets	~~W~~	21,796	~~W~~	18,477
Minimum lease payment
Within 1 year		5,442		754
1-5 years		2,001		637

		7,443		1,391

Present value of minimum lease payment
Within 1 year		5,234		697
1-5 years		1,936		601

		7,170		1,298

Contingent rent		—		—
Minimum sublease payment		—		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

44.2 Operating lease

The future minimum lease payments arising from the non-cancellable lease contracts as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)	Sep. 30, 2012		Dec. 31, 2011
Minimum lease payment
Within 1 year	~~W~~	111,303	~~W~~	104,327
1-5 years		99,612		79,970
Over 5 years		605		1,287

		211,520		185,584

Minimum sublease payment		(205)		(15)

The lease payment reflected in profit or loss for the nine-month periods ended September 30, 2012 and 2011, are as follows:

	Sep. 30, 2012		Sep. 30, 2011
Lease payment reflected in profit or loss
Minimum lease payment	~~W~~	148,113	~~W~~	139,620
Contingent rent		—		4
Sublease payment		(110)		(37)

	~~W~~	148,003	~~W~~	139,587

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

45. Related Party Transactions

Significant transactions with related parties for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)		Sep. 30, 2012
		Interest income and others		Provision (reversal)		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	~~W~~	2	~~W~~	—	~~W~~	105
	UAMCO., Ltd.		246		(68)		—
	KB Global Star Game & Apps SPAC		110		—		424
	United PF 1st Recovery Private Equity Fund		427		—		28
	Testian Co., Ltd.		95		(15)		—
	Semiland Co., Ltd.		13		(1)		—
	Sehwa Electronics Co., Ltd.		41		1		102
	Serit Platform Co., Ltd.		78		8		—
	DS Plant Co., Ltd.		232		(1)		—
	CH Engineering Co., Ltd.		—		(106)		—
	Evalley Co., Ltd.		—		(77)		—
	Seyeok Co., Ltd.		—		52		—
	Kores Co., Ltd.		245		(1)		—
	Joam Housing Development Co., Ltd.		—		—		1
	IlssanElecom(Shenyang) Co., Ltd.		—		330		—
	Qingdao Danam Electronics Co., Ltd.		—		159		—
	KB GwS Private Equity Fund		12,978		—		—
Key management			759		(7)		223
Other	Retirement pension		388		—		1,322

		~~W~~	15,614	~~W~~	274	~~W~~	2,205

(In millions of Korean won)		Sep. 30, 2011
		Interest income and others		Provision (reversal)		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	~~W~~	2	~~W~~	—	~~W~~	116
	UAMCO., Ltd.		14,288		(7)		6
	KB Global Star Game & Apps SPAC		1		(2)		21
	United PF 1st Recovery Private Equity Fund		30,722		—		—
	Testian Co., Ltd.		24		8		—
	Semiland Co., Ltd.		12		(2)		—
	Powerrex Corporation Co., Ltd.		105		73		2
	Sehwa Electronics Co., Ltd.		20		—		15
	Serit Platform Co., Ltd.		60		35		2
	DS Plant Co., Ltd.		113		38		—
Joint venture	Burrill-KB Life Science Fund		—		9		—
Key management			198		7		233
Other	Retirement pension		138		—		606

		~~W~~	45,683	~~W~~	159	~~W~~	1,001

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)		Sep. 30, 2012
		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	4,870
	UAMCO., Ltd.		—		—		4
	KB Global Star Game & Apps SPAC		2,598		—		989
	Testian Co., Ltd.		405		14		—
	United PF 1st Recovery Private Equity Fund		6,567		12		8
	Semiland Co., Ltd.		217		3		—
	Joam Housing Development Co., Ltd.		—		—		72
	Sehwa Electronics Co., Ltd.		214		1		64
	Serit Platform Co., Ltd.		768		84		40
	DS Plant Co., Ltd.		4,217		53		54
	Seyeok Co., Ltd.		2,125		764		1
	Kores Co., Ltd.		7,854		3,547		3
	IlssanElecom(Shenyang) Co., Ltd.		460		460		166
	Qingdao Danam Electronics Co., Ltd.		550		209		333
Key management			5,654		14		9,922
Other	Retirement pension		207		—		38,803

		~~W~~	31,836	~~W~~	5,161	~~W~~	55,329

(In millions of Korean won)		Dec. 31, 2011
		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	12,575
	UAMCO., Ltd.		38,745		68		146
	JSC Bank CenterCredit		—		—		23,066
	KB Global Star Game & Apps SPAC		2,488		—		21,766
	Testian Co., Ltd.		632		29		—
	United PF 1st Recovery Private Equity Fund		6,761		12		154
	Semiland Co., Ltd.		151		4		114
	Joam Housing Development Co., Ltd.		—		—		58
	Sehwa Electronics Co., Ltd.		38		—		649
	Serit Platform Co., Ltd.		768		76		17
	DS Plant Co., Ltd.		3,167		54		97
	IlssanElecom(Shenyang) Co., Ltd.		130		130		—
	Qingdao Danam Electronics Co., Ltd.		50		50		—
Key management			7,359		33		8,814
Other	Retirement pension		225		—		37,226

		~~W~~	60,514	~~W~~	456	~~W~~	104,682

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

According to K-IFRS 1024, the Group includes subsidiaries, associates, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company and the directors of Kookmin Bank and companies where the directors and their close family members have the power to influence the decision-making process. The Group recognized receivables amounting to ~~W~~ 7,359 million and related allowances for loan losses amounting to ~~W~~ 33 million as of December 31, 2011, from the transactions with key management. Of those respective amounts, receivables amounting to ~~W~~ 1,423 million and related allowance for loan loss amounting to ~~W~~ 21 million, are from companies where key management has a power to influence the decision-making process.

Commitments to related parties as of September 30, 2012 and December 31, 2011, are as follows:

(In millions of Korean won)		Sep. 30, 2012		Dec. 31, 2011
UAMCO., Ltd.	Loan commitments in Korean won	~~W~~	127,800	~~W~~	89,077
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		102,647		102,443
	Purchase of security investment		69,130		—
Sehwa Electronics Co., Ltd. and others	Loan commitments		2,675		2,891
	Others		18,289		17,245

The details of compensation to key management for the nine-month periods ended September 30, 2012 and 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2012
	Short-term employee benefits		Post- employment benefit		Termination benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	2,803	~~W~~	150	~~W~~	—	~~W~~	3,075	~~W~~	6,028
Registered directors (non-executive)		826		—		—		27		853
Non-registered directors		4,649		326		—		3,260		8,235

	~~W~~	8,278	~~W~~	476	~~W~~	—	~~W~~	6,362	~~W~~	15,116

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

(In millions of Korean won)
	Sep. 30, 2011
	Short-term employee benefits		Post- employment benefit		Termination benefits		Share- based payments		Total
Registered directors (executive)	~~W~~	3,271	~~W~~	117	~~W~~	—	~~W~~	2,073	~~W~~	5,461
Registered directors (non-executive)		595		97		—		(36)		656
Non-registered directors		3,726		83		135		203		4,147

	~~W~~	7,592	~~W~~	297	~~W~~	135	~~W~~	2,240	~~W~~	10,264

46. Business combination

The Group established KB Savings Bank Co., Ltd. with a capital investment of ~~W~~ 171,526 million in January 2012. KB Savings Bank Co., Ltd. signed a purchase & assumption(P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd. with Korea Deposit Insurance Corporation on January 11, 2012. KB Savings Bank Co., Ltd. obtained an approval to operate from the Financial Services Commission and acquired the assets and liabilities of Jeil Savings Bank Co., Ltd. on January 13, 2012. The Group expects synergies from diversification of customers through the P&A deal and has recognized the goodwill attributable to the synergies in 2012.

The consideration transferred and the assets and liabilities arising from the P&A deal are as follows:

(In millions of Korean won)	Amounts
Total consideration	~~W~~	—

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		40,575
Loans		280,106
Financial investments		17,671
Other assets		2,207,663

Total assets		2,546,015

Deposits		2,558,119
Other liabilities		95,896

Total liabilities		2,654,015

Total identifiable net assets	~~W~~	(108,000)

Goodwill	~~W~~	108,000
Acquisition-related costs[1]		1,527

[1]	Recorded in fee and commission expense in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2012 and 2011 and December 31, 2011

The receivables including loans from the P&A deal at the acquisition date are as follows:

(In millions of Korean won)	Amounts
Fair value
Cash and due from financial institutions	~~W~~	40,575
Loans		280,106
Others		2,207,663

	~~W~~	2,528,344

Contractual cash flow
Cash and due from financial institutions	~~W~~	41,127
Loans		416,116
Others		2,207,663

	~~W~~	2,664,906

Estimate of the contractual cash flows not expected to be collected
Cash and due from financial institutions	~~W~~	—
Loans		119,164
Others		—

	~~W~~	119,164

Through the business combination, the net operating profit and loss for the period from January 13, 2012 to September 30, 2012, included in the consolidated statement of comprehensive income were ~~W~~ 981 million and ~~W~~ 904 million, respectively.